UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

WORLD TREE USA, LLC
(Exact name of registrant as specified in its charter)

Nevada	37-1785781
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

2361 Rosecrans Ave., Suite 475, El Segundo, CA	90245
(Address of principal executive offices)	(Zip Code)

(888) 693-8733

Registrant’s telephone number, including area code

Series A 2020 Eco-Tree Units

(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statement Disclosure

This Annual Report and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Annual Report are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Annual Report and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Annual Report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company’s actual operating, and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Annual Report or any documents incorporated by reference herein or therein speaks only as of the date of this Annual Report. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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ITEM 1. BUSINESS

DESCRIPTION OF OUR BUSINESS

Structure

World Tree USA, LLC was formed as a limited liability company under the laws of Nevada, USA on June 3, 2015. The Company was originally formed with the name World Tree COP 2015, LLC. On September 19, 2016, the company amended its Articles of Organization to change the name to World Tree COP USA, LLC. On April 24, 2019, the Company amended its Articles of Organization to change the name of the company to World Tree USA, LLC. The Company’s address is 2361 Rosecrans Ave., Suite 475, El Segundo, CA 90245.

The day-to-day operation of the Company is overseen by World Tree Technologies, Inc., which is designated as the Manager of the Company. To comply with local laws and regulations, including for exporting harvested trees, the Company may be required to operate through affiliated entities controlled by our Manager in countries other than the U.S. or Canada. We are evaluating the organizational structures for these entities to provide the best operational structure for the Company.

Related Parties

World Tree Technologies, Inc. is the Manager of the Company (the “Manager”), and was incorporated under the laws of Nevada, USA on January 16, 2002. Wendy Burton owns approximately 70% of the issued and outstanding shares of the Manager. Catherine Key owns approximately 12% of the issued and outstanding shares of the Manager.

Other World Tree Programs

The Eco-Tree Program was previously called the Carbon Offset Program. The Company changed the name of the program due to confusion from both investors and farmers as to the nature of its business.

The Eco-Tree Program was initially launched in Canada, by a related entity, World Tree COP, Inc. World Tree COP Inc. was incorporated under the laws of British Columbia, Canada on December 20, 2016 to raise capital as part of the Eco-Tree Program in different years and/or geographical regions than the Company. World Tree COP, Inc. has raised capital annually since 2015, and has a total of 1,085 acres planted to date on behalf of its investors.

While these entities share management with the Company, they remain independent entities. As of the date of this Annual Report, World Tree COP, Inc. and the Company share plantation locations in order to maximize diversification of plantations, reduce risk for each company and minimize costs.

Our Business

Empress Splendor (Paulownia) is a fast-growing hardwood tree (“ES Tree”) that produces a lightweight hardwood with a very high strength to weight ratio. Grown in plantation and permaculture settings, its rapid growth rate, carbon sequestration and soil enhancing properties make it an ideal eco-timber. We acquire Empress Splendor startlings (“ES Startlings”), which are propagated in a sterile, laboratory environment with the proceeds from each offering of our Series A membership units. We then engage farmers to plant and care for the Empress Splendor trees until maturity. Once mature, the trees can be harvested for use in lumber products (the “ES Lumber”).

The Company is committed to engaging in operations and business activities in order to achieve the following goals:

i.	To restore Earth’s natural ecology, creating a legacy for future generations in a way that is environmentally and economically sustainable.

ii.	To promote the planting and harvest of the ES Trees as a powerful way to impact global warming, to regenerate the soil and to meet the world’s growing demand for lumber.

iii.	To participate in a collective effort to reduce the carbon footprint of investors.

iv.	To make distributions to investors and farmers upon harvesting ES Trees.

v.	To provide new opportunities to farmers within the field of agro-forestry in general, and in particular the growth and harvest of ES Trees.

The Company will carry on the business of the Eco-Tree Program for the benefit of its investors and engage in such other operations and business activities as may be necessary or appropriate for those purposes.

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Overview of the Eco-Tree Program

The Eco-Tree Program provides investors the opportunity to participate in a timber investment while creating direct environmental benefits relating to soil restoration and reversing climate change. The Eco-Tree Program leverages the fast growth rate of the Empress Splendor tree to maximize the economic and environmental benefits of agroforestry.

We believe the high demand in Asia, combined with the largely unexplored North American market, represent a significant timber marketing opportunity, especially considering recent consumer shifts to sustainable products.

Lumber properties include:

•	Very light yet strong hardwood
•	Extremely buoyant
•	Does not absorb water
•	Resistant to rot and termites
•	Good insulator
•	Easily stained or painted

Market highlights include:

•	Demand for timber is anticipated to double over the next 30 years
•	Used for furniture, crown molding, veneers, window blinds and finishing wood
•	Used for boats, surfboards and musical instruments
•	Highly prized in Asia
•	North American market is undeveloped
•	Sustainably grown timber which appeals to green consumers
•	Rapidly expanding markets including eco-products markets
•	Superior to balsa and could replace it for aerospace and wind turbine applications
•	Competitive with bamboo ($60 billion industry) as a sustainable plywood product
•	Better for the environment than plastics, yet can be combined with resins

Carbon emissions are widely recognized as one of the most significant factors in global warming. Planting trees through both agroforestry and afforestation helps to mitigate global warming through carbon drawdown and provides other environmental benefits1.

“Agroforestry is an appealing option for sequestering carbon on agricultural lands because it can sequester significant amounts of carbon while leaving the bulk of the land in agricultural production. Simultaneously, it can help landowners and society address many other issues facing these lands, such as economic diversification, biodiversity, and water quality.”[2]

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1 http://www.drawdown.org/solutions/land-use/afforestation

2 http://www.srs.fs.usda.gov/pubs/ja/ja_schoeneberger002.pdf

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“As of 2014, 709 million acres of land were used for afforestation. Establishing timber plantations on an additional 204 million acres of marginal lands can sequester 18.1 gigatons of carbon dioxide by 2050. The use of marginal lands for afforestation also indirectly avoids deforestation that otherwise would be done in the conventional system. At a cost of $29 billion to implement, this additional area of timber plantations could produce a net profit for landowners of over $392 billion by 2050.” - Drawdown, by Paul Hawken

The Eco-Tree Program model is based upon the growth of Empress Splendor trees for the purpose of carbon drawdown, while deriving profits from the harvest of the Empress Splendor trees grown in the program. The rapid growth rate of the ES Trees makes them particularly attractive for timber production, as they can reach hardwood maturity in ten years or less (as compared with 20-50 years for other hardwood trees). In addition, the Empress Splendor tree uses a form of photosynthesis called C4 which makes it a particularly powerful conduit for carbon drawdown.

The Manager contracts with farmers in diverse geographic locations to grow Empress Splendor trees on behalf of the Company. The Company intends to build on its current base of farmers in North and Central America, continuing to work with farmers in diverse locations to mitigate risk.

The Empress Splendor trees mature in approximately eight to twelve years, at which point they can be harvested and sold for lumber. Any profits from the harvest of the trees will be distributed 50% to the farmers; 25% to the Manager; and 25% to the investors of that particular series, pro-rata.

Ownership of Trees

Investors do not own individual ES Trees but instead, have the right to share pro-rata in any future profits of the Company resulting from the harvest and sale of the ES Trees underlying such investor’s units.

The Company contracts with the Manager who in turn contracts with the farmer on behalf of the Company to oversee the planting, care and management of the ES Trees. Stands of trees are kept separate and distinct for each unit series (e.g. Series A Eco-Tree 2018, Series A Eco-Tree 2020, etc.).

The Manager uses a database called PipeDrive to record all the crop information. The geo-location of the trees is recorded in the Company’s database. The Company confirms the location in Google Earth and adds location information to PipeDrive. Geo-location is accurate within 8 meters.

THE EMPRESS SPLENDOR TREE

Attributes of Empress Splendor Trees

Empress Splendor trees are a member of the genus Paulownia, which is one of the fastest growing trees in the world1. The genus Paulownia consists of 9 or more species of deciduous trees. A study commissioned by the United States Department of Agriculture Forest Service reports:

“Rapid growth, favorable wood properties and silvical characteristics of some species make Paulownia desirable for many commercial forest products including timber.” 2

They continue on to say:

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1 https://www.researchgate.net/publication/309656225_Paulownia_Tomentosa_a_Fast_Growing_Timber

2 https://link.springer.com/article/10.1007/s11676-019-01021-9

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"Because Paulownia can grow rapidly to commercial size and growth is substantially enhanced by management activities such as coppicing and fertilization, irrigation, agrocropping, and pruning, its cultivation is particularly well suited for short-rotation silviculture (less than 20 years) by small landowners willing to invest in cultural treatments.”

Characteristics of the tree include:

•	Fast growing time: can grow 10-20 feet in first year and 5-10 feet per year thereafter (depending on growing conditions)[3]

•	Timber varieties reach a height of 50–70 feet.

•	Non-invasive deep tri-tap root system[4]

•	Natural built-in fire retardant[5]

•	Ready for harvest within 8-12 years (depending on climate)[6]

•	Will generate up to 7 harvests from a single root for a total of approximately 50-70 years of production.[7]

Empress Splendor Startlings

The Company utilizes an extremely specific cultivation regime. Carefully selected genetics are produced via tissue culture, which insures disease free, high performing, elite genetics, or cultivars. Specific Paulownia cultivars are then selected after an exhaustive review of the proposed planting site’s biotic and abiotic factors to match the area's specific characteristics.

Tissue cultures are used to produce ES Startlings. The Manager has a collection of ES Startling genotypes which are used exclusively for the Eco-Tree Program. These genotypes have been researched for their performance over time in various locations, and have been selected for the timber quality, growth speed, and favorable carbon sequestration as compared with other trees. The ES Startlings are propagated in a sterile, laboratory environment and tissue cultures are shipped to nurseries to grow into small plants (up to 10 cm tall) before shipping to farmers. The variety of ES Trees are chosen based on the temperature, rainfall and soil profile of where the ES Trees are planted.

The Manager works with localized nurseries in different regions to grow the ES Trees. This deliberate strategy of logistic diversification reduces transportation issues and costs. Working with different suppliers also provides flexibility and reduces dependence on any one company or region.

Growing Zones and Planting Requirements

The Company plants Empress Splendor trees in diverse geographical areas to mitigate risks associated with weather and disease.

Plantation locations are assessed on the basis of season temperatures, average rainfall, elevation, soil type and the topography of the land. Climate and other pertinent data are gathered from key real time data services and custom applications such as National Oceanic and Atmospheric Administration NOAA/NFMS (weather and climate), National Water Information System, U.S. Fish and Wildlife Services, U.S. Forest Service, Water Operations, Remote Sensing (Sentinel 2, Ecostress, Lidar, Landsat). Soil classification data for the Company’s sites is collected using the USDA’s Web Soil Survey tool. Below is an example of this tool’s output:

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3 http://www.permaship.org/Home/permaculture-concepts/paulownia-overview; or)

4  https://www.tfljournal.org/article.php?story=20080418100402327

5 https://www.researchgate.net/publication/36431424_Flame_retardancy_of_paulownia_wood_and_its_mechanism

6 https://energia.bio/wordpress/wp-content/uploads/2019/10/PaulowniaBooklet.pdf

7https://paulowniamp.files.wordpress.com/2010/05/paulownia-in-china.pdf

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Soil: Ideal conditions for planting are a free draining, sandy loam soil with direct sunlight. ES Trees do not grow well in bottomland or wet soil and it is recommended that the water table be deeper than 5 feet8. The ES Trees may require fertilizer depending on the local soil and climate.

Temperature: In North America, the recommended growing zones are 7-11 (see map below). To see substantial growth, summer temperatures of 70°F (21°C) and above for at least 5-6 months are optimal. ES Trees can withstand a low temperature of 0°F (-17°C) to -10°F (-23°C) for a short period of time and high temperatures up to 120°F (49°C). The trunks can be wrapped to help protect the tree.

Irrigation: ES Trees may require irrigation in the first few years while they establish their root system. Irrigation requirements depend on the area of planting and are assessed before a farmer is accepted into the Eco-Tree Program. The Company is focusing its efforts on finding farmers in zones with enough rainfall through the year to reduce irrigation demands. Farmers in drier areas (e.g., Texas) are expected to irrigate and farmer-specific irrigation expectations are written into their contract.

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8 https://energia.bio/wordpress/wp-content/uploads/2019/10/PaulowniaBooklet.pdf

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Pruning: To produce high quality lumber, ES Trees must be pruned regularly (at least annually) in the second, third and possibly fourth years.

Planting Regimes by Region

The Manager has researched and tested various planting grids to determine optimal growing conditions to produce high quality lumber. In most regions, ES Trees are planted a minimum of 20 feet apart (110 trees per acre) to allow optimum light for growth over the entire harvest cycle. However, in some countries (e.g., Mexico) closer spacing has been permitted so that farmers are able to qualify for forestry grants that demand a spacing of at least 222 trees per acre. In these situations, thinning of trees or natural die-back may occur over time.

United States: Trees are typically planted on a 20ft x 20ft grid system (110 trees per acre). Tree losses are assessed in the first two years and up to 30 trees per acre are provided to farmers as replacements. In this region planting is restricted primarily to April and May, with a short (6 week) delivery window. To take full advantage of the US planting locations, the Company may plant in both April/May 2021 and April/May 2022.

Costa Rica: Trees are often planted with other crops to provide shade, e.g., with coffee, cacao, or plantains. Trees are always planted at least 20 feet apart but may be much further apart to provide optimum light/shade for companion plants. Tree density may be 50/acre or even less. Planting season is from April through to October.

Mexico: Trees are planted at 222 per acre to allow farmers to qualify for government grants for assistance with maintenance. These grants (offered by the National Forestry Commission of Mexico and the Secretariat of Environment and Natural Resources) can be quite substantial and require a minimum density of 222 trees per acre. Mexican farmers do not receive replacement trees. Planting can occur year-round.

Guatemala: Guatemala farms are a mix of all three farming styles discussed above. Some farmers are inter-cropping with companion plants like coffee, teak, and cedar, and others are planting only Empress Splendor trees. In Guatemala there are also incentive programs similar to those in Mexico, these are PINFOR (Forestry Incentive Programs for the State of Guatemala) which is soon to be replaced with PROBOSQUE. We expect to see Empress trees (Paulownia) qualify for these grants in the future, which will mean farmers will need to plant on a closer grid (222 trees per acre) to qualify as they do in Mexico. The Company anticipates offering the farmers some flexibility in planting regimes to allow them to qualify for these programs. Farmers will only receive replacement trees if they have planted on a 110 trees per acre grid or wider. Planting can occur year-round.

REGION	USA / Costa Rica / Guatemala	Costa Rica / Guatemala	Mexico / Guatemala
# Trees per acre	110	55	220
Distance between trees	20 ft	20 ft +	15 ft +
Replacement trees provided	30 trees / acre	15 trees / acre	none
Total trees per acre	140	70	220
Pros	Optimum Timber Production Suitable for intercropping	Optimum Timber Production Shade for other plants	Qualifies for Forestry Grants in some countries May produce higher carbon credits Reduces land requirements.
Cons	Disqualifies farmers in some regions for grants Increased land requirements	Harder to monitor farms and to harvest	Thinning required to optimize timber production. Overall timber quality may be lower due to trunks with lower diameter

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Agroforestry Management

At World Tree, we know that forest management may influence all components of the risk of damage to the ES Trees. Risks for the trees includes the interaction between hazard likelihood, susceptibility, and exposure (Kron, 2002). Any change in one of these factors will lead to a corresponding change in risk level. The choice of tree species, the preparation of the site, weed control, and thinning or harvesting operations will all have profound effects on the composition and structure of forest stands, and therefore, on the occurrence of damaging agents and on stand susceptibility. At World Tree, we are cautious matching given site conditions to the ES Trees that are suitable options for minimizing forest susceptibility to damage.

Forest health is strongly dependent on soil conditions and plants' adaptation to given states of soil structure, acidity, or nutrient availability. Adverse conditions in the rhizosphere leading to lesions of the root system render forest stands especially susceptible to fungal diseases and windthrow. Any factor that decreases rooting depth, such as frequent waterlogging or soil compaction, can negatively affect anchorage. Therefore, we invest time and resources to ensure the species site-matching and reduce the site's resource limitations (compaction, drainage, pH, etc.) if needed and possible.

World Tree works closely with farmers to apply the appropriate site preparation techniques to improve afforestation or regeneration and growth conditions. This includes water management (drainage and irrigation) and soil cultivation (plowing, harrowing, scarification, or mounding) when it is needed.

Under the agroforestry system, we are mixing the ES Trees with crops, which reduce the risk of biotic damages due to species' biodiversity, accessibility of the host trees, and natural enemies' impact. Tree susceptibility to pests or pathogens relies on two primary mechanisms: tolerance, which reflects tree ability to compensate for damage by sustaining growth and reproduction levels; and resistance, which demonstrates the ability to escape herbivory through phenological isolation, dissuading traits and limiting insect or pathogen performance. We are working to bring new, improved genetic material to establish multiples genotypes that differ in susceptibility to reduce pest and disease incidences compared to planting just one genotype.

We are continuously working to control the abiotic factors that could affect our trees, increasing the genetic variation for improving the root architecture, anchorage, and stem properties related to resistance to windstorms. Regarding fire, a tree's survival capability to fire corresponds with variables such as the tree size, bark thickness, tree architecture, and vigor. ES Trees have an extraordinary capacity of sprouting very vigorously to survive and grow under adverse circumstances caused by fire, storms, insect attacks, etc.

In addition, we are continuing to monitor recent research on forest health such as that by Chudy and Cubbage, 2020, "biotic and abiotic risks can affect forests, but they are much less than presumed. Insects and diseases are less likely to attack managed forest stands, with a likelihood of mortality of less than 0.2% per year. Fire is the greatest threat and less common on managed investment forestlands, at less than 1.0% per year for all forests in the U.S., with the vast majority on western, mostly public lands. Hurricanes and storms do affect productive forests, but major ones such as Hugo and Michael are uncommon, so the net effect is probably less than 0.2% to 0.5% per year."

In an effort to reduce the risks to the ES Trees, we continue to improve our operation management (training, workshop, webinars, growers' guide, etc.) to apply the right silvicultural treatments at the right time to improve growth performance and wood quality.

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United Nations Sustainable Development Goals

The Sustainable Development Goals (SDGs) were created by the United Nations and address the most important issues for humankind to address. Of the seventeen (17) goals, the Company has a commitment to addressing the following seven (7):

No Poverty: The Company intends to help alleviate poverty in farming communities by providing new revenue streams in the form of timber production and carbon offsets.

Gender Equality: World Tree was founded by Wendy Burton. The Company includes women at every level – from on the ground visiting farmers, to senior management to board members. In 2020, the Company became the third most highly funded company on WeFunder – the largest equity crowdfunding platform in the United States. We are the most successful female founded company ever on WeFunder.

Decent Work and Economic Growth: The Company gives trees for free to farmers who in turn engage their local community for planting and management of the tree farms.

Responsible Consumption and Production: The United Nations predicts that global consumption of wood will more than double by 2050. Wood is a beautiful, natural resource that we all use in our daily lives. Yet, it can come at a cost: destruction of our forests, depletion our soils and diminished ability to deal with climate change. The Company grows ES Trees as a crop – for the purposes of timber production. The ES Trees ability to regrow from the stump after harvest means you can grow up to 7 generations of trees without replanting.

Climate Action: Planting trees is one of the most effective ways we can address global warming. Of the top 20 carbon drawdown methodologies highlighted by Paul Hawken, a distinguished American environmentalist, author and activist, in his book DRAWDOWN, five involve trees. The highly efficient photosynthetic pathways present in the Empress tree make it a potent vehicle for carbon drawdown.

In a report prepared for World Tree by NatureBank, the Empress was found to be one of the most efficient trees on the planet for sequestering carbon from the atmosphere and returning it to the soil, making it a highly effective tool in reversing climate change. One acre of trees can absorb over 30 metric tons of carbon per year over a 10-year growing cycle.

Studies indicate that the Empress tree uses a unique and powerful type of photosynthesis, utilizing some enzymes found in C4 photosynthesis. This system is found in only about 3% of all land plants, including some grasses like corn and sugarcane, but very few trees. This makes the tree highly efficient at sequestering carbon and storing large amounts of organic matter in its leaves.

Life on Land: The Empress tree also has special nitrogen-fixing properties that allow it to naturally return nitrogen to depleted soil through its leaves and root systems. This process is most often found in legumes, and rarely in trees.

Nitrogen deficiency in soil is a result of industrial farming practices and a serious challenge to agriculture around the world. Farmers must spend millions of dollars per year on synthetic nitrogen fertilizers to ensure their crops’ survival.

Empress trees provide a natural solution to nitrogen deficiency. The leaves make excellent fertilizer estimated to contain over 3% nitrogen content.

Together with increased carbon in the soil, the nitrogen rich soil can retain water more efficiently and provides a much more robust and resilient environment for all the plants and trees in the area.

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World Tree produces Empress trees using methods that put the environment first. Many of our farmers intercrop their ES Trees with other plants (especially coffee plants) and are encouraged to use organic farming practices. The Empress tree is gaining support in the permaculture community as a tree that grows well with other plants and restores the soil.9

Empress trees grow well in nutrient poor and even contaminated soils. The tree has been used successfully in mine reclamation projects shown to absorb heavy metals and nitrates. They can also be used as buffer around livestock operations and arable farms to prevent leaching.

The blossoms of the Empress tree are highly “nectariferous” creating a much-needed source of nectar for pollinating insects including honeybees. It is estimated that one acre of Empress tree blossoms can generate enough nectar to produce over 100, 6oz jars of honey per year.10

Without effective pollination services, one third of global agriculture would not be possible. The Empress therefore has a critical role to play in maintaining healthy agricultural systems, especially when planted with or close to other flowering crops such as coffee.

Partnerships for Goals: World Tree has developed a truly collaborative business model that unites investors and farmers.

Sales of Carbon Offsets

Many companies and individuals are interested in offsetting their carbon emissions through the purchase of offsets achieved by reductions in carbon dioxide emissions, or sequestration of carbon dioxide elsewhere.

In a report prepared for World Tree by NatureBank, the Empress was found to be one of the most efficient trees on the planet for sequestering carbon from the atmosphere and returning it to the soil, making it a highly effective tool in reversing climate change with measurable amounts of carbon sequestration that can be sold on carbon offset markets.11

“It is well established that the Empress Splendor (Empress) tree is the fastest growing tree in the world in terms of height and volume, expressed as diameter at breast height (DBH). The tree can grow up to 6 m in one year and can reach hardwood maturity within a ten-year period.

We can also confirm that the Empress Splendor tree is very efficient at sequestering carbon, partly due to its fast grow rate and also due to its use of a highly efficient form of photosynthesis. Based on studies done elsewhere in the world, mostly in China, in somewhat different growing regimes and with higher tree densities, we are able to estimate conservative rates of carbon sequestration for the trees in the Eco-Tree Program. An acre of mature Empress Splendor trees can absorb an average of 34 tonnes of carbon dioxide per year during its first ten years.”

The research conducted by NatureBank suggests that there may be significant revenue potential in selling carbon offsets from the planting of Empress trees. This potential is yet to be fully realized, as further research and project development is required to verify and certify the carbon locked into the trees. The Manager intends to pursue verification with a standard (potentially the Verified Carbon Standard), but there can be no assurance that such verification can be achieved or actual sales of carbon offsets.

Paulownia Origins

Paulownia is native to China and is considered an introduced species in North America12. However, the oldest fossils of Paulownia leaves have been found in Washington State, USA13. Dated at around 40,000 years before present, the leaves were positively identified by Dr. Charles J. Smily as Paulownia. He asserts that the tree became extinct in North America due to glaciation in the later ice ages. The tree was re-introduced to North America around 200 years ago by the Chinese.

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9 https://energia.bio/wordpress/wp-content/uploads/2019/10/PaulowniaBooklet.pdf

10 https://cdn.worldtree.eco/wp-content/uploads/World-Tree-Ecosystem-Services-Valuation-external-Nov-2019.pdf

11 https://cdn.worldtree.eco/wp-content/uploads/World-Tree-Ecosystem-Services-Valuation-external-Nov-2019.pdf

12  https://www.invasivespeciesinfo.gov/terrestrial/plants/princess-tree

13Smiley, Charles J. (February 1961). "A Record of Paulownia in the Tertiary of North America". American Journal of Botany. 48 (2): 175–179. doi:10.2307/2439100. JSTOR 2439100

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Paulownia and Invasiveness

There are many varieties of Paulownia. The Company grows Paulownia fortunei and Paulownia elongata varieties that are considered non-invasive species. One variety of Paulownia, not grown by the Company, Paulownia tomentosa is considered invasive, is on the U.S. Government’s invasive species list14

Prolific seed production is the primary reason that Paulownia tomentosa is considered an invasive species.

Paulownia is a type of plant known as an angiosperm, which are hermaphroditic plants, meaning the flowers have both male and female organs. As a result, Paulownia is self-fertile and can easily reproduce. Once Paulownia starts to produce fruit, it produces seeds and lots of them.

However, while Paulownia produces many seeds, they rarely survive and require perfect conditions to germinate. Even experienced nursery growers find generating Paulownia from seed challenging. Paulownia seeds require near perfect conditions, both abiotic and biotic, to germinate and survive.15 Moisture, sun light, soil fertility, and other factors and conditions must be perfect for Paulownia seeds to germinate and “perfect conditions” seldom occur in the wild.

Hyatt (1999) states that Paulownia seeds “rarely, if ever, germinate” in wildlands and “when they do germinate, they rarely survive more than a year”.16

The difficulty of establishing Paulownia farms under direct cultivation have been detailed in numerous controlled studies in the United States, even under strict silvicultural management.17 Not only is it rare for Paulownia to propagate naturally through “invasive” dispersion of seeds, but it also requires specialized knowledge and management techniques to cultivate.

In more vegetative ecosystems, Paulownia is rarely present in the canopy of mature forests.18 Even if seeds were to be dispersed into native ecosystems where tree canopies are prevalent, the lack of sufficient light and optimal soil conditions suitable for Paulownia seed germination would lead to reproductive failure beneath the canopy of mature trees. 19

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14 http://www.invasivespeciesinfo.gov/plants/printree.shtml

15 Borthwick et al., 1964

16 Hyatt, Laura A. 1999. Differences between seed bank composition and field recruitment in a temperate zone deciduous forest. The American Midland Naturalist. 142(1): 31-38. [72109]

17 Stringer, Jeffrey W. 1986; Robinson, et al., 1993

18 Evans et al., 2006; Remaley, Tom, 2005

19 Remaley, Tom, 2005

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Clearly it is difficult for Paulownia to propagate through seed dispersal, whether in the wild or while under controlled cultivation. These facts point to the conclusion that Paulownia is not invasive. This conclusion is supported by a recent 9-year investigation commissioned by the USDA into Paulownia survival in unmanaged stands of P. elongata, P. fortunei and P. tomentosa in North Carolina. They report survivorship of 27% or less in these unmanaged stands, replicating similar low survival rates found in other US studies. Low survival of Paulownia in these settings demonstrate that Paulownia is easily outcompeted by other plant species in the absence of deliberate cultivation.20

For these reasons and others, the American Paulownia Association disputes the inclusion of any variety of Paulownia on the invasive species list21. The Rainforest Alliance is internationally recognized as a certification program for sustainable forestry and best practices for tree planting and agroforestry. It has chosen Paulownia as an ecologically sound tree for the purposes of reforestation and carbon sequestration22.

The management of the Company’s Eco-Tree Program farms further reduces risks associated with invasiveness by, among other things, auditing and counting the trees annually. Any dispersal of new trees would be rapidly noticed and managed. The Manager engages in an intensive silviculture management regime in partnership with the farmer. The trees produce a shady canopy which is not conducive for seedling growth. Mid-successional vegetation (grass, weeds, brush, etc.) in and around the farms creates unsuitable conditions for natural propagation of new trees, as clearly identified in scientific literature.23

About Empress Splendor Lumber

Lumber Characteristics

Empress Splendor lumber (“ES Lumber”) is characterized as being a blonde lightweight timber with a long straight grain, which air dries quickly with low shrinkage and does not easily warp, crack or deform.24

•	It is almost 1/3 the weight of oak (44 lbs. p/cubic ft.) and half the weight of pine (30 lbs. p/cubic ft.).
•	It has one of the highest strength/weight ratios of any wood (30% stronger than pine).
•	Empress trees are managed to produce clear and defect free lumber at a much higher percentage than can be produced from forest grown logs.
•	Empress wood has been widely used in the orient for fine furniture, musical instruments, carvings and decorative finishes for over 1,000 years.
•	It can be peeled for veneer in 1/16 - 1/32-inch thickness.
•	Intricate patterns can be cut with a jig saw or band saw without splitting easily and has been a favorite for many carvers in the United States.
•	Furniture, doors and windows can be made with close tolerances.
•	All normal finishing materials can be applied, and it bonds well with glue.
•	Air-drying takes as little as 30 days. Boards can be kiln dried at high temperatures in as little as a few days. Reported shrinkage from green to oven-dry is only 2.4% radial and 3.9% tangential. It remains stable during changes in humidity and experiences little shrinkage, or expansion compared to most other woods.
•	It is highly durable and resists decay under non-ground contact conditions.
•	The wood is insect resistant, as well as more fire resistant due to the moisture content of the tree during growth.
•	Empress log homes are said to have twice the R factor as pine or oak logs and are a very good insulator.
•	This temperature resistance also serves to give the wood a high fire resistance.
•	Ignition temperature for Empress wood is approximately 420 - 430 degrees Celsius (other hardwoods ignite at 220-225 degrees Celsius).

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20 https://link.springer.com/article/10.1007/s11676-019-01021-9

21 http://worldtree.eco/files/Paulownia_noninvasive_APA.pdf

22 http://worldtree.eco/files/rainforest_alliance_.pdf

23 Remaley, Tom, 2005

24 https://www.wood-database.com/paulownia/ andhttps://www.wood-database.com/wood-articles/ten-best-woods-youve-never-heard/

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Technical Specifications

Density:

Density @10% moisture content: 14.37 – 18.75 lbs./cuft

Density @ oven dried: 17.11 lbs./cu ft

Chemical Composition:

Alpha-Cellulose content: 40.72%; 38.50%-41.46%

Pentosan: 24.78%; 20.56%-25.35%

Lignin content: 20.87%; 21.24%-24.28%

Leaves: ursolic acid, C30H4803; matteucinol, C18H1805 Xylem: Paulownium, C20H18O7@CH3OH; d-Sesamin

Bark: syringin, C17H24O9@H2O; Catapinoside

Bending & Compression Properties:

Modulus of rupture (mor): 5420-5740 psi

Modulus of elasticity (moe) x 10 to 6th: 0.735-0.758 psi Compression parallel to grain: 2800-3560 psi

Compression perpendicular to grain: 300-440 psi

Shear parallel to grain: 800-1150 psi

BTU (British thermal unit)

7600-8400 per pound

Hardness:

Janka Hardness Scale: 260-300

Shrinkage Coefficient (%)

Specific gravity: 0.251 - 0.274 (23 to 30% of the density of water) Specific gravity @ 10% MC: 0.265

Radial: 1.1 - 2.7

Tangential: 2.1 – 4.9

Green to Oven Dry: 5.9

Moisture Absorption:

(92% Relative Humidity @ 20 degrees C)

1-day; 2-day; maximum

12%; 15%; 19%

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RETURN ON HARVEST: YIELD AND SELLING PRICE

Revenue from the harvest of the ES Trees is based on two factors:

1)	Board Feet of Lumber Produced:

The volume of ES Lumber produced is determined by the number of trees on the land, the height, diameter and taper class of the trees. The volume is specifically calculated according to industry log scaling standards. The measured trees are scaled using the Doyle log scale21. The Doyle scale calculates log volume based on board feet of usable lumber in the tree.

The Doyle scale is used in the southern United States. This scale actually underestimates the volume of wood in comparison to some other log scales. The Doyle log scale estimates the volume of wood per tree to be 300bf, compared with the Scribner Rule22 which calculates a yield of 324 bf and the International Rule23 anticipates a yield of 369 bf. Note that we log from private land and do not pay stumpage.

Based on 110 trees per harvested acre, the anticipated yield is:

Trees per acre:	110
Yield per tree:	300 board feet
Yield per acre:	33,000 board feet

A well-managed plantation can produce up to 33,000 board feet of ES Lumber per acre. A plantation that is destroyed would not produce any board feet of ES Lumber. Investors will receive returns based on all the plantations harvested as part of that particular crop.

2)	Selling Price Per Board Foot:

The second factor affecting return is the selling price of the lumber. In the current market, ES Lumber sells for between $3 and $14 USD per board foot depending on the quality of the ES Lumber. It is predictable that different plantations and different farmers will produce ES Lumber of varying quality.

The Company’s research on pricing and the market is described in more detail below.

Related to price is the cost of the harvest. It is common practice in forestry for the buyer to pay the cost of harvest. However, better overall profits can be gained if the Company pays for its own harvest and mills and dries the timber before sale. Recent experience suggests an average cost to harvest of $2 per board foot.

Calculation of return per acre

The table below illustrates scenarios of potential returns based on the overall survival of the ES Trees at 75% and an average pricing of $6 per board foot. The table shows the revenues and expenses relating to the harvest only. The costs of growing and maintaining the ES Trees are covered by the investment capital.

Trees per acre	110	110	110	110	110
BF per tree	300	250	200	150	100
BF per acre	33,000	27,500	22,000	16,500	11,000
Survival	75%	75%	75%	75%	75%
Total avg. yield/acre	24,750	20,625	16,500	12,375	8,250

Avg. Price / BF	$6.00	$6.00	$6.00	$6.00	$6.00
Revenue	$148,500	$123,750	$99,000	$74,250	$49,500
Cost of Harvest	$49,500	$41,250	$33,000	$24,750	$16,500

PROFIT	$99,000	$82,500	$66,000	$49,500	$33,000
FARMER $	$49,500	$41,250	$33,000	$24,750	$16,500
WORLD TREE $	$24,750	$20,625	$16,500	$12,375	$8,250
INVESTOR $	$24,750	$20,625	$16,500	$12,375	$8,250

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In the return per acre calculations above, the Company has assumed a 75% survival rate of the ES Trees. The Company anticipates that over an average 10-year growing cycle some ES Trees, and in some cases entire plantations, will not survive. Losses may be due to weather, disease, lack of due care by farmers or breach of contract by the farmer. The Company plants ES Trees in a variety of locations in order to spread the impact of these risks.

The trees are most vulnerable in the first two years. The Manager will replace trees lost by the farmer in the first two years of planting. The Manager has on order with its nurseries enough trees for 30 replacement trees per acre. In the event that the replacement trees are not necessary, the Manager will cancel the replacement order and the unused funds will be used for other purposes. Farmers must report losses which are verified by the Manager’s farmer support team. Losses of more than 20% (or 22 trees per acre) are red flagged for investigation and recommendations before replacement trees are sent.

In cases where a farmer is unable or unwilling to care for the trees, the Manager has the right to take over and manage the plantation pursuant to the terms of the Crop Contracting Agreement. However, if the trees are too small or too weak, the expense of managing the trees may outweigh the benefits and the trees will be written off as losses.

Survival and Impact on Returns

The Company uses 75% survival rate as a baseline target in running its Eco-Tree Program. We feel this rate is reasonable in light of the current data on survival rates observed at the farms.

Survival (or in other words, board feet produced per acre) will also impact yields and hence returns. The below table shows potential profits per acre contingent on survival, based on an average of $6.00 per board foot and 200 BF per tree. These figures are merely indicative of potential results and are not guaranteed by the Company. There are many factors as discussed under “Risk Factors” above that could cause the results to not be achieved.

Effect of Tree Survival on Yield

Trees per acre	110	110	110
BF per tree	200	200	200
BF per acre	22,000	22,000	22,000
Survival	75%	50%	25%
Total avg. yield / acre	16,500	11,000	5,500

Avg. Price / BF	$6.00	$6.00	$6.00
Revenue	$99,000	$66,000	$33,000
Cost of Harvest	$33,000	$22,000	$11,000

PROFIT	$66,000	$44,000	$22,000
FARMER $	$33,000	$22,000	$11,000
INVESTOR $	$16,500	$11,000	$5,500
WORLD TREE $	$16,500	$11,000	$5,500

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Harvesting the Lumber

The Company’s Manager, World Tree Technologies, Inc., harvested ES Lumber on three (3) Empress Splendor farms in Georgia and South Carolina between December 2018 and February 2019. This experience allowed the Company to develop detailed models of harvest costs, yields and anticipated revenues.

The costs of harvesting and lumber processing including warehousing, range from $1.50 to $2.20 per board foot. Before logging and saw-milling, all the costs of the operation are examined in a very detailed financial pro forma. The process starts with a timber cruise to determine the volume and grade of the lumber that can be cut from the trees. Many factors such as the location of plantation, distance to dry kilns, hauling cost, and availability of labor, among other factors, will impact the final costs. Third-party harvest costs include:

•	Harvest Manager
•	Timber Cruise
•	Erosion and Sedimentation Control Plans and fees
•	Property boundary demarcation
•	Road access development
•	Fire suppression
•	Cut, skid, and haul
•	Milling
•	Kiln Drying
•	Grading
•	Packaging
•	Warehousing
•	Transportation

Each individual plantation is harvested to optimize yield and minimize costs.

Lumber Pricing

The Manager has been selling lumber based on the following grading system:

a) Grade III: Low grade: Fabrication chop/reman stock with tight knots and some clear cuttings. $1.50-$3.50/bf.

b) Grade II: Mid-grade: Finish stock clear on one side with small knots and minor defects opposite side. Our current price for mid-grade lumber 2x4 starts at $4 and goes up to $7.50 per board foot as the lengths increase.

c) Grade I: Prime or Clear: Appearance stock no knots. $7.50 - $24/bf. Specialty grades and sizes for surf and paddle boards, musical instruments, specialty furniture, flooring, ceilings, and veneers are the most expensive due their specific quality requirements and dimension and grain requirements.

We anticipate that our horticultural methods will produce a higher-grade tree that has fewer knots and is taller, and wider due to spacing regimes and aggressive pruning methodologies.

The prices are consistent with what is currently available in the market.

The Company recently approached the US Paulownia Association, the largest association of Paulownia lumber producers in North America and was unable to find high quality lumber for less than $7.00 USD per board foot.

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The Australian company Paulownia Timber recently priced a 10 mm X 100 mm clear rough sawn board at USD $7.61 per board foot. For the same board that has been dried and planed, the price increases to USD $12.23 per board foot.

The prices of Chinese wood that can be viewed online are generally misleading to a North American buyer. The prices quoted are not reliable regarding the grade or the condition. In addition, shipping is almost never included in the advertised price. Many of the Empress farms in China tend to harvest at an incredibly young age (6 years) which will produce narrow boards that are also softer than normal. In addition, because of the lack of aggressive management and pruning, the grading is quite frequently Grade II or lower.

The Company’s ES Lumber Market Experience

ES Lumber is a hardwood with unique properties as a timber product: strength to weight ratio, high yield, resistance to rot, warping, water and insects, as well as being the world’s fastest growing tree. The high carbon sequestration abilities and other environmentally positive attributes give it strong appeal to climate conscious consumers. The Company is working with end users, designers, architects, and wholesale lumber distribution channels to get samples into the hands of the people that work with it every day as well as targeting consumers, through education and outreach about the product’s regenerative features.

The Company plans to have established a viable ES Lumber market in North and Central America before the first harvest inside of the Eco-Tree Program, which is anticipated in 2026.

The Company has created and is actively building a database of manufacturers who wish to buy ES Lumber. It intends to use these ongoing relationships with manufacturers to help build relationships with lumber wholesalers when demonstrating the value of and demand for ES Lumber.

The Manager has previously brokered ES Lumber by working with small Paulownia farm growers in Georgia, South Carolina, Maryland and several other states. The lumber was sold by our Manager for profit to manufacturers of surfboards, paddleboards, furniture, musical instruments, doors, and exterior siding.

Currently, the Manager is conducting trials with a large guitar manufacturer to allow them to use ES Lumber as a long-term replacement for woods they are currently using that are not sustainable and becoming extinct.

In December 2018 and January 2019, the Manager harvested three ES Tree plantations, including a plantation in Plains, Georgia, belonging to former president Jimmy Carter. Harvesting was fully under the Manager’s control, from initial survey of the trees, through to logging, bucking, clean-up, drying and saw milling, and sale.

The Company has also formed a long-term relationship with a high-end specialty lumber provider in California. The provider markets specifically to more than 18,000 architects and builders in the US who work on and with large high-profile projects and clients in the commercial and residential sectors.

Recent conversations include manufacturers of guitars, RV trailers, builders (flooring, cabinets, and ceilings), wholesale lumber distribution, surfboards, paddle boards, sailboats, beehives, and outdoor lumber manufacturers (decking, fencing, furniture). Conversations with prospective buyers have been positive and supportive, even though there has not been enough ES Lumber available to establish a robust presence in any of the markets explored.

The biggest challenge with launching new products or categories in the wood industry has been providing a consistent supply. Manufacturers are not likely to change their machinery, blades, processes, etc. for a new wood unless they know that they have a consistent supply of it.

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The Company will know years in advance of what volumes and quality will be coming available. Manufacturing wood for demand instead of manufacturing from what the forest produces, therefore protecting native and old growth forests and consuming massive amounts of carbon.

The Market for Empress Splendor Lumber

Statistics show a trend towards overall timber shortages and increased prices25. The industry predicts a long-term surge in lumber prices in North America as supply struggles to keep up with demand. Exports to China are forecast to increase steadily to the end of the decade and beyond, as their supply gap widens. La-Z-Boy and others have moved production back to North America to minimize supply chain interruptions.

Rapid growth in Asian economies such as China is one of the principal drivers of demand. ES Lumber has long been prized in Asia and is associated with wealth and prestige. In fact, the emblem of the tree has been the Prime Minister’s seal in Japan since the thirteenth century.

Empress Lumber is used for windows; doors; cabinets; furniture; surf boards and paddle boards; exterior decking, siding, fencing, and furniture; and veneers. The current market for ES Lumber in North America is unestablished, due to the fact that this timber is still rare and relatively unknown. By contrast, the market is well established in Asia.

The highest value consumer demand is for high quality “clear wood” lumber that is defect free and can be used for veneers. However, this is also where supplies are lowest.

Harvesting hardwoods is a delicate balance of volume, species, grade, diameter, and managing timber forestry operations to maximize the investor’s return. One stand of trees will produce many different lumber qualities, and in practice the high value, veneer quality trees and low value merchantable trees are mixed together. Once the tree is felled, it enters a complex production system designed to maximize yield and value by manufacturing it in specific ways to produce the clearest wood with minimal defects creating a series of compromises between yield and price. In most forestry operations, the amount of four sided clear, defect-free, sap-free lumber available is miniscule. In the rare occasion that veneer logs are sawn into lumber, the price far exceeds $10/bf for both hard and softwood species.

World Tree is leading the next evolution in the hardwood lumber industry from growing a greater percentage of high value clear wood product from its sustainably managed Empress Splendor timber farms then previously grown in unmanaged forestry operations. The general characteristics of the Empress Splendor produce a timber product that has historically been in high demand: clear, defect-free wood. However, when farmed vigorously – by regular and aggressive pruning, the quantity of high-quality timber is also greatly increased, providing a greater supply to a high demand segment of the wood market.

World Tree will be sawing veneer quality logs into lumber with the potential to produce +$22/bf, producing a high-quality timber that has not been available for decades from a species grown in North America. Labor rates generally far exceed raw material costs in traditional woodworking and milling operation, manufacturers have spent significant capital to work around wood defects which also create significant waste. These wood manufacturers have proven they would divert that capital for higher quality, defect-free lumber (Sample pricing list https://www.rarewoodsusa.com/info/pricelist/).

The long game for World Tree and Empress Splendor timber is market penetration. The Manager’s standing hardwood inventories will continue to grow exponentially. At the same time, demand for environmentally friendly, renewable resources is skyrocketing.

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25 Report from the Logging and Sawmilling journal 2014 and Wood Markets Monthly International Report March 2014; http://www.paulowniatimber.com.au/prices.php

https://wwf.panda.org/?207367/Industry-key-to-conserving-forests-as-demand-for-wood-projected-to-triple-by-2050#:~:text=The%20energy%20challenge%3A%20By%202050,removed%20for%20all%20uses%20today.&text=Given%20the%20massive%20projected%20increase,are%20key%20to%20conserving%20forests .

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World Tree Empress Splendor products will always be harvested legally and responsibly, with an unbroken chain of custody from the farm to the end user. With the Empress Splendor tree, even after it is cut down, it will regenerate and continually pull carbon out of the atmosphere and a readily available supply to meet the demand.

Demand for Sustainably Grown Lumber

The Company believes that as increasing amounts of ES Lumber become readily available in the near future, appropriate manufacturers will make the switch to the ES Lumber because it is truly renewable and because of its many other attractive qualities.

There is a continued high demand for hardwood, however it is challenging to find sources of hardwood timber that have not been taken from old growth forests nor that can be farmed sustainably in a reasonable length of time. The removal of hardwood trees from old growth forests is detrimental to the environment. While regrowing hardwood that is harvested is now a common practice in the US, it takes a minimum of 60 years to grow a typical hardwood tree26, while it only takes about 10 years to grow an ES tree.

The growth of the bamboo industry illustrates the importance of developing sustainable sourced products. In 1980, the bamboo industry was non-existent. The value of the market segment was close to zero. Today it is an $80 billion-dollar industry with many products in the building industry.

Bamboo is a fiber and not a wood, and has a fairly heavy environmental footprint due to the manufacturing process27, it was still seen as more sustainable when compared to hardwoods being harvested out of rainforests and old growth forests. ES Lumber is an attractive alternative to bamboo for manufacturers looking to reduce environmental impacts.

ES Lumber truly has a light environmental footprint: it is regenerative to the soil and the environment and its ability to regenerate without replanting means it is naturally renewable. The Company believes that it can receive the same benefit as the bamboo market from being known as a more sustainable building product.

The Company, in collaboration with the Manager, is actively growing the market, promoting the properties of ES Lumber and working with timber merchants, lumber distributors, and building material suppliers who are looking for sustainable hardwood alternatives.

Large companies in the lumber industry are looking for better hardwood. Many lumber suppliers have reported they will focus on putting environmentally friendly timbers in their stores. The Eco-Tree Program is poised to fully exploit these trends in the lumber market, while providing an environmentally respectful plantation-based timber.

An additional factor in today’s lumber industry is the issue of transportation costs. Those costs can equal more than the cost of the timber itself in the final overall cost of the lumber at the market. In addition, the carbon impact of that transportation is daunting. ES Trees are 40% lighter than other hardwoods, which lead to more economical costs and less of a carbon footprint in the transportation sector.

Market Segments

Furniture

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26 (Red Oak, White Oak, Cherry, Soft Maple, Hard Maple, Ash, Hickory, Poplar, Walnut, Beech, Birch)

27 https://greenbuildingelements.com/2011/11/27/bamboo-good-or-bad-for-the-environment/

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Furniture can be comprised either partially or entirely of wood, often with multiple species from around the world. A bed made in northern China, for instance, could be made with pine from Sweden, ash from the Russian Far East with a high risk of illegality, and MDF made from scrap wood by a producer in southern China. The large volume and value of the global furniture trade means that even a relatively small amount of illegal timber in a single product can have a strong negative impact in timber producing countries. World Tree believes that there is a place in this market niche – even for our Grade III lumber at the lower end of the pricing scale.

Precious woods include rosewoods, ebonies, and other species characterized as having particularly dense and colorful heartwood, rarity in forests, and extremely high value on global markets. Traditionally valued primarily by musical instruments makers, demand has skyrocketed over the past decade due to their popularity in construction of antique-style furniture for China’s newly wealthy. These rare species take decades or even centuries to grow to maturity. However, Paulownia grows in only 10 years. Global targeting of these species over the past decades has driven local populations to near extinction across the tropics, from the Mekong to Madagascar, from West Africa to Central America. https://eia-global.org/subinitiatives/timber

The global furniture market size in 2017 was $540 billion and is predicted to rise to $750 billion by 2024. Wooden furniture accounts for an impressive 65% of this market share28.

According to Technavio analysts, concerns about global warming are driving a boom in eco-furniture with customers prepared to pay premium prices for earth-friendly wooden furniture29.

Window blinds and shutters

Empress wood is a popular choice for window blinds and shutters due to its light weight high strength to weight ratio and its resistance to rot or warping. As with furniture, sales of window blinds are anticipated to increase over the next decade in parallel with the growth of the housing market. The market, currently $1.8 billion, is expected to reach $2.5 billion by 202730.

Marine, surfboards and paddle boards

Paulownia is the wood of choice for custom surfboard and paddleboard manufacturers. Its use has been limited by an unreliable supply. Light, strong, buoyant and highly water-resistant Empress wood is the ideal material for marine and water-based applications. World Tree’s sales prices to these manufactures have averaged at $7.50+/bf.

The global marine plywood market reached a value of $7.7 billion in 2018. Looking forward, the market is forecast to reach a value $12.2 billion by 2024 exhibiting a CAGR of around 8% during 2019-2024.
The utilization of marine plywood in the marine industry for manufacturing stringers, floor, transom, boat cabinetry, walls, seating, etc. is anticipated to drive the marine plywood industry in the coming years. Additionally, the growing popularity of marine plywood in other applications like building rooftops and doors in residential spaces is expected to further fuel its demand.
Marine plywood performs well in humid and wet conditions. Moreover, unlike most woods, it also resists the bending, warping or delamination, which can often result from too much moisture. This guarantees marine plywood's durability as well as the structural strength of its construction.

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28 http://www.gminsights.com/industry-analysis/furniture-market; http://www.woodworkingnetwork.com/news/woodworking-industry-news/wood-furniture-dominates-global-market-60-percent-share

28 https://blog.marketresearch.com/4-key-trends-to-watch-in-the-furniture-industry-for-2020-and-beyond

29 http://www.businesswire.com/news/home/20180608005809/en/Global-Wooden-Furniture-Market-2018-2022-Growth-Analysis

30 http://www.persistencemarketresearch.com/market-research/window-blinds-market.asp

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Marine plywood31 is often composed of several face and core veneers, with an effort to reduce the size of any gaps between the sheets. This ensures no water can become trapped. Sheets are glued together for strength and durability and a coat of water and boil proof (WBP) glue provides additional resistance to moisture.

Musical Instruments

Empress is a beautiful tonal wood and has been used in the Orient for hundreds of years to create stringed instruments. In 2010, Fender tested Empress versus 32 other woods, with a view to building a special range of guitars. The Empress beat all other woods due to its light weight and tonal qualities.

The global musical instrument market 2020-2024 is poised to grow by USD .17 bn during, 2020-2024, progressing at CAGR of 3% during the forecast period 32

World Tree has partnered with several global luthiers and produced a line of guitars produced from former president Jimmy Carter’s ES Lumber.

The guitar and musical instrument market are a $5.8 billion annual market (University of South Carolina, 2020). Many of the woods they have been using in their construction are becoming extinct or endangered (swamp ash for example). Fender, Gibson, et al, have been looking for more sustainable wood to use in production. World Tree is working with a large guitar manufacturer currently in thermal trials and prototypes for their electric guitars so that they can replace swamp ash. The wood volume for the blanks for just one large manufacturer for just their electric guitars alone is an almost $10 million annual market.

Veneers

Veneers are thin slices of wood (usually thinner than 3 mm or 1/8th inch). Empress can be veneered to 1/32nd of an inch and can be used as a stand-alone product or glued onto panels (e.g., lower quality wood, particle board or fiber board) to produce flat panels.

Veneers are produced by either “peeling” the trunk of the tree or by slicing. Veneers can only be produced from high-quality knot-free wood and typically fetch the highest prices.

Empress Splendor enjoys several distinct advantages compared to any other veneer woods on the market.

(1) Because of ES Lumber’s specific wood properties, it is able to be peeled at a thickness of less than 1mm, when most other veneers are peeled at thicknesses 2mm or above. This gives the veneer manufacturer almost significantly more value compared to the wood that they purchase to manufacture. Veneer manufacturers would typically be purchasing their wood in 12” to 18” widths, 8’ to 12’ in length, and in 4/4 or 5/4 thickness’ (1’ – to 1 ¼”).

(2) Because of ES Lumber’s specific wood properties, the wood is easier on veneer blades – the most expensive piece of the veneer machinery. Many producers have reported getting 10x the life out of blades when veneering ES compared to other woods.

(3) While ES Lumber doesn’t produce a specific exotic grain that some veneers do, it’s neutral coloring and properties allows it to take a variety of stains extremely well, making it extremely versatile and not limited to a few specific markets.

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31 "Marine Plywood Market: Global Industry Trends, Share, Size, Growth, Opportunity and Forecast 2019-2024"

32 https://www.businesswire.com/news/home/20200326005402/en/Global-Musical-Instrument-Market-2020-to-2024---Drivers-Challenges-and-Trends---ResearchAndMarkets.com

23

Veneer pricing typically starts at $12/bf and goes up to more than $30/bf, with the average hovering price around $22/bf.

The global veneer sheets market revenue amounted to $30.6 billion in 2018. This figure reflects the total revenues of producers and importers, excluding logistics costs, retail marketing costs, and retailers' margins included in the final consumer price.

The global production of veneer sheets stood at 15 million metric tons. The total output volume increased at an average annual rate of 1.2% over the period from 2007 to 2018. The trend pattern remained consistent, with somewhat noticeable fluctuations being recorded throughout the analyzed period. Global veneer sheet production is likely to see steady growth in the near future.

The largest veneer sheets markets worldwide were Canada, the U.S. and China, with a combined 31% share of global exports. Ukraine, Russia, Germany, Romania, Gabon, Indonesia, Myanmar, Estonia and Brazil together accounting for a further 31%.

The average veneer sheet export price amounted to $1,701 per metric ton, gaining 6.4% against the previous year.

The veneer sheet imports totaled $3.1 billion in 2018. The US, Japan and China represented roughly 32% of total imports of veneer sheets.

The hardwood veneer and plywood market in the U.S. stood at $4.9 bn in 201933

Other Common Applications

Home Construction / Finishings

Tiny homes

The increasing housing market and the trend towards natural, green products leads us to anticipate a growing demand for ES Lumber. We have already discussed applications for furniture, window finishes and crown moldings.

Due to its light weight and high insulating qualities, designers of tiny homes are also seeing the potential of ES Lumber as a finishing wood.

Green buildings

The use of ES Lumber is not restricted to tiny homes. This eco-home combines concrete and Paulownia to maximize insulation and provide a comfortable indoor temperature year-round34.

Paulownia was used internally to finish the walls and provide both beauty and insulation.

Outdoor Uses Siding, decking, fencing, furniture (cedar and redwood replacement)

There is a growing cedar and redwood shortage in the US. Scientists say this is because of over harvesting and because of climate change – rising temperatures, increasing droughts, and invasive bug infestations brought on by rising temperatures. Despite this, Canada still imported almost $6 billion worth of cedar into the US in 2018. However, western red cedar prices have risen more than 30% in the last two years and that trend is expected to continue as supplies dwindle. Some scientists expect natural growth of western red cedar to become virtually extinct over the next 20 years.

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33  https://www.globaltrademag.com/the-american-hardwood-veneer-and-plywood-market-vietnam-replaces-china-as-top-foreign-supplier/

34 http://www.dezeen.com/2015/12/23/casa-golf-luciano-kruk-costa-esmeralda-argentina-board-marked-concrete-house/

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The qualities of Paulownia, its strength to weight ratio, resistance to warping, mold and moisture, make it an ideal replacement for cedar and redwood in all outdoor uses.

The annual U.S. Market for wooden outdoor furniture, siding, fencing, and decking is more $53 billion (U of South Carolina, 2020). The Western Red Cedar Lumber Association research estimates that over 1.066 billion bd. ft. of western red cedar was consumed in the U.S. in 2016 in selected residential and remodel applications alone. Wood decking in the U.S. alone is more than a $6 billion market.35

ES Trees and Farmers

Propagation and Planting

The Company and the Manger regularly review propagation, shipping and delivery protocols, in-line with the following goals:

•	Develop the most superior genes-stock for each target region

•	Reduce costs per tree by using local providers (nurseries and propagation labs) where possible

•	Reduce import requirements shipping trees ‘in vitro’ when crossing international borders

•	Reduce transportation shock to ES Startlings by using local providers

Our Manager, World Tree Technologies, Inc., acquired and continues to acquire the exclusive propagation rights to premium timber genotypes. The Manager currently has a collection of over 20 cultivars, providing considerable quality, genetic diversity and the ability to plant in a variety of climate zones.

The Manager is propagating these varieties through laboratory facilities in Kelowna, BC, Canada; Alabama USA; San Jose, Costa Rica; and Quetzaltenango, Guatemala.

Currently the Manager is working with two nurseries in the United States, three in Costa Rica, one in Guatemala and one in Mexico. The ability to work locally in each region reduces our costs considerably and provides more flexibility in the supply chain.

Farmers

The Manager has developed extensive relationships with farmers across the United States, Costa Rica, Guatemala, and Mexico.

Currently, the Manager is working with over 190 farmers, managing over 5,000 acres on behalf of the Company and World Tree COP, Inc.

Farmers are selected by a variety of factors, including the geographic location of the land available for cultivation of the ES Trees. These different requirements relate to day length and seasonal temperature variation. Other specific farmer selection criteria include:

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35 https://www.nationalobserver.com/2018/04/20/news/worst-case-scenario-trees-big-parts-canadas-boreal-forest-will-probably-die-says

http://www.borealforest.org/world/trees/western_red_cedar.htm

https://www.prnewswire.com/news-releases/global-wooden-decking-industry-301156666.html

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•

Detailed Mapping. Suitable geographical location, including hardiness zone, rainfall, soil type, temperature and rainfall. While hardiness zone gives a first initial indication as to whether the farmer’s land will be suitable, more detailed mapping is required to firmly establish suitability.

•

Geo-location. Farmers provide their geo-coordinates to assess suitability. The geo-location is checked in a GIS system that has up-to-date information on the environmental and climatic factors. A view is also taken from Google Earth to examine the boundaries of the farmer’s land.

•

Interview. The Manager interviews the farmer regarding the proposed lands for planting, checking on its observations and asking questions about the incidence of tornadoes, browsing deer or other wildlife, winter temperatures and other factors that might affect the ES Trees.

•	The Manager visits a selection of farmers pre-planting to compare interview and reporting to the actual reality of their land.

Each farmer must be able to enter into a Crop Contracting Agreement with the Manager for at least 10 years. The Crop Contracting agreement may be extended to 20 years or more in order to monetize carbon offsets which require a longer term.

The full Crop Contracting Agreement is available for inspection upon request. The following are the key terms of the Crop Contracting Agreement:

•	Farmers are responsible for planting, pruning, fertilizing and watering of the ES Trees until harvest of the ES Trees which will occur between the 8th and 12th year after the planting of the ES Trees by the farmer.

•	Farmers provide the Manager with semi-annual reports with respect to the condition of the ES Trees and grant the Manager access to the farmer’s land to conduct annual inspections of the ES Trees.

•	Farmers are not allowed to sell or remove any of the ES Trees from their land.

•	Farmers are required to allow the Manager to record Manager’s interest in the ES Trees in the appropriate real estate property records for the jurisdiction in which the farmer’s land is located.

•	Farmers are required to provide the Manager timely notice in the event that the farmer sells, leases or otherwise conveys the land and will be obligated to obtain written agreement from the transferee to be bound by the terms of the Crop Contracting Agreement.

•	Farmers are required to grant the Manager access to the farmer’s land to take videos or pictures of the ES Trees.

•	Farmers are required to provide the Manager with timely notice if there are any issued or concerns relating to the health of the ES Trees.

•	Farmers must allow the Manager to access the farmer’s land to care for the ES Trees in the event that the farmers refuses or neglects to do so.

•	Farmers are responsible for paying for any costs or expenses related to the care of the ES Trees.

•	Farmers must allow the Manager and/or its agents access to the farmer’s land for purpose of harvesting and removing the ES Trees from farmer’s land.

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The Manager has the resources and expertise to train the farmers on how to grow the ES Trees. This includes pruning instructions and a grower’s guide for each year. The Manager calls the farmers at least twice per year to review the health of their ES Trees and has dedicated staff to answer emails and calls from farmers.

The farmer website, grower’s guide and pruning instructions are translated into Spanish for the benefit of the farmers in Central America.

The Manager visits the farmers annually until the Manager is satisfied with the health and status of the ES Trees and the ability of the farmer to follow the guidelines and protocols set forth in the Crop Contracting Agreement. The farmers receive a detailed report following their annual inspect with recommendations for actions to improve the performance on the ES Trees.

Number of Farms by region

	USA + CANADA	COSTA RICA	GUATEMALA	MEXICO
2016 SERIES	17	27	0	0
2018 SERIES	18	11	16	2
2020 SERIES	36	34	11	16
TOTAL	71	72	27	18

Number of trees by region

	USA + CANADA	COSTA RICA	GUATEMALA	MEXICO
2016 SERIES	3,689	7,177	0	0
2018 SERIES	17,229	14,582	27,974	4,480
2020 SERIES	57,459	70,020	24,072	141,750
TOTAL	78,377	91,779	52,046	146,230

United States

The southern United States is an ideal location for growing ES Trees. Currently the Company has ES Trees planted in various states including Alabama, Georgia, Florida, Mississippi, Louisiana, Tennessee, Texas and Washington. Additionally, there are other farmers in the U.S. engaged in small trial programs (e.g., California).

The Company uses focused, targeted marketing to farmers in ideal growing regions to stimulate interest in the Eco-Tree Program. The Manager currently has over 200 US farmers in its database who are interested in planting ES Trees.

The Company has experienced a significant upswing of interest from farmers in the Southern United States. We attribute this to positive word-of-mouth, targeted advertising and a more hands-on approach to visiting and meeting prospective farmers.

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Canada

The Company does not intend to plant trees in Canada due to lack of interest from farmers. The Company has one active farmer in Nanaimo, BC, Canada, as part of the 2016 Series. These trees show slower growth than trees of similar age in other locations due to the shorter summers and colder temperatures.

Central America

The Company continues to attract considerable interest from farmers in Central America, and in particular Costa Rica, Guatemala and Mexico.

The Empress Splendor tree intercrops extremely well with coffee plants, the primary crop of many Central American countries.

The Manager explored various parts of Costa Rica and identified excellent growing conditions in the mountains of central Costa Rica, especially in the coffee-growing areas. ES Trees provide additional benefits for coffee farmers who need shade for their coffee plants. The ES Trees, due to their fast growth and deep root system, provide cover for the coffee plants without competing with them for nutrition. The coffee farmers have high quality soil, well managed plantations and a year-round staff that work the land.

The Company expanded its scope in Costa Rica in 2020 to include other areas at lower elevations, using species of ES Tree suited to these areas. The Manager has a full time three-person team in Costa Rica that monitors and manages the farms.

Due to the success of the program in Costa Rica, the Company has expanded its planting to other parts of Central America. The Manager has developed a partnership with a Guatemalan company, Inversiones Luys (Luys) to manage farmer recruitment. Additionally, Luys has a propagation facility in Quetzaltenango that delivered over 75,000 trees in 2020.

The Manager employs a full-time team in Guatemala to visit farmers and audit farms.

In Mexico, the Company has developed a partnership with a Mexican grower Marco Antonio González Hurtado AE (Registration GOHM791030QE7) to find farmers and grow the trees, planting nearly 150,000 trees in 2020.

All the Company’s growers’ guides, manuals and website material have been translated into Spanish.

OBJECTIVES

The Company’s objectives include: (1) the planting of the ES Tree, which sequesters significant amounts of carbon, (2) providing sustainable timber to the market, (3) deriving profits from the harvest of the Empress Splendor trees grown in the Eco-Tree Program, and (4) the potential sale of carbon offset credits. The rapid growth rate of the ES Trees makes them particularly attractive for timber production, as they can reach hardwood maturity in ten years or less (as compared with 20-50 years for other hardwood trees).

Insufficient Funds

The proceeds of the Company’s offerings may not be sufficient to accomplish all the Company’s proposed objectives, and there is no assurance that alternative financing will be available.

Material Agreements

The Company is managed by World Tree Technologies, Inc., pursuant to the terms of the Company’s Second Amended and Restated Operating Agreement.

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RISK FACTORS

Any or all of these risks or other as yet unidentified risks may have a material adverse effect on the Company’s business and/or the return to the investors.

There is no assurance of any return on an investor’s investment.

There is no established market for the Series A Units and none is expected to develop. Therefore, it may be difficult or impossible for an investor to sell any of the units.

The price per unit was determined arbitrarily by the Company.

An investment in our units should be considered highly speculative due to the proposed nature of the Company’s business and the fact that the Company was only recently formed and has a limited history of business operations.

Risks Related to an Investment in World Tree USA, LLC

We are a recently formed company with limited operating history.

World Tree USA, LLC was formed on June 3, 2015. Since then, we have undertaken multiple rounds of financing and have directed the planting of Empress Splendor trees. None of those previous plantings have reached maturity for harvest. As such, we have a limited track record on which an investor may evaluate our performance.

Investors purchasing our Series A Units will not be purchasing interests reflecting the entire operations of the Company.

Investors purchase Series A Units that correspond to a specific crop of Empress Splendor trees. Series A Unit holders will not share in the profits and losses of the Company generally, but only those profits and losses related to the specific crop in which they have invested.

We rely on the efforts of farmers who are contracted to plant and care for the Empress Splendor trees.

A portion of the proceeds from each offering of our Series A Units will be used to acquire Empress Splendor startlings, or small seedlings. Once acquired we will engage local farmers who have available land to grow the Empress Splendor trees. The engagement is documented in an agreement between our Manager and the farmer and is referred to as the “Crop Contracting Agreement”. Under the terms of the Crop Contracting Agreement, the farmer will plant the Empress Splendor trees which the Company provides, and care for those trees for their growth cycle until maturity. Farmers must properly water, prune and care for the ES Trees. Failure to do so could result in some or all of a farmer’s ES Trees either dying or failing to mature to the expected height and diameter, thereby reducing the amount of ES Lumber that may be harvested from a farmer’s ES Trees.

We may not be able to fully deploy the acquired Empress Splendor startlings.

Following acquisition of the Empress Splendor startlings, we will contract with farmers pursuant to our Crop Contracting Agreement. If we are not able to contract with farmers for a sufficient amount of acreage, we may not be able to plant every ES Startling acquired from our offering proceeds. In that event, there will be an adverse effect upon Series A Unit holder returns on investment.

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We will not be conducting active, on-site monitoring of the efforts by the contracted farmers.

Neither the Company nor the Manager will be continuously on a farmer’s land monitoring their activities during the growth cycle of the Empress Splendor trees. We will undertake certain monitoring activities, but there is no assurance that such monitoring will be as effective as on-site monitoring. Should a farmer fail to properly care for its Empress Splendor trees or default under the terms of its Crop Contracting Agreement, by the time the Company learns of such circumstances it may be too late for the Company to take corrective steps or instruct the farmer to take corrective steps to save the farmer’s crop of Empress Splendor trees.

We may not be able to enforce our rights in the event of default by a farmer.

If a farmer defaults under the terms of a Crop Contracting Agreement, the Company has the right to access the farmer’s Empress Splendor trees. However, there may be legal or logistical difficulties that prevent us from accessing those Empress Splendor trees for ongoing care, or Harvest. In that event, we may not be able to Harvest or generate revenues from the Empress Splendor trees planted by the defaulting farmer.

Investors will be relying on the Company and its management to effectively manage its business to achieve financial results.

The success of the Company will, to a large extent, depend on the good faith, experience, ability and judgment of the management team and their consultants and advisors to make appropriate decisions with respect to the operations of the Company. If the Company loses the services of one or more of its management team, the business, financial condition and results of operations of the Company may be materially adversely affected. Further, investors will have to rely on the discretion and ability of the Company in choosing which farmers to contract with to grow the Empress Splendor trees, monitoring and supervising the farmers in growing the Empress Splendor trees, and creating a market for Empress Splendor Lumber.

Our auditor has raised questions about our ability to raise capital to meet the Company’s growth projections.

In the audited financial statements attached to this Annual Report, our auditor has noted that the Company has incurred losses since inception, does not have any revenue generating operations and requires additional capital to fund operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

As further noted by our auditor, the Company has significant commercial and economic dependence on World Tree Technologies, Inc., our Manager and a related party, and the Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors via offerings of Series A Units sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts.

We have limited assets in the event of incurring unexpected liabilities.

The Company has only nominal capitalization and no assets except as disclosed in the financial statements as set forth in this Annual Report. As a result, recourse against the Company for any reason may be limited. The Company has procured a “directors’ and officers’ liability” insurance policy which will likely include exclusions from coverage and limits of liability.

We intend to generate revenues from the sales of carbon offset credits, but the market for those credits is still relatively nascent and may not develop in a manner that allows us to profit from those sales.

We anticipate that the planting and cultivation of our ES Trees will allow us to generate carbon offset credits that may be sold in specialized trading markets. These trading markets are relatively new and experience thin trading and price volatility, which can hinder sales of credits and make their value unpredictable. The quantity of credits that may be generated are a function of the carbon credit offset characteristics as determined by protocols used to document and verify the carbon offset value. These protocols continue to evolve, and changes in these protocols could substantially diminish further carbon credit eligibility. As such, we may not be able to recognize significant, or any, revenues from the sale of carbon offset credits.

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Certain data and information in this Annual Report were obtained from third-party sources and were not independently verified by us.

This Annual Report contains certain data and information that we obtained from various sources including industry information from government publications and publicly available third-party publications. We have not independently verified the data and information contained in such third-party publications and reports and we did not commission any such third party for collecting or providing the data used in this Annual Report. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods we would have used. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information. Further, none of these sources are incorporated by reference into this Annual Report.

We have substantial overseas operations, which we will expand if we are successful in our fundraising efforts.

There are many risks associated with planting crops in countries other than the United States, and we will be exposed to those risks. We lack significant experience dealing with such risks. These risks are compounded by the fact that our executive management team will be based in the United States. These risks include but are not limited to:

-	Political, social, and economic instability of each foreign jurisdiction where we operate;

-	Fluctuations in currency exchange rates;

-	Compliance challenges due to different laws and regulatory environments;

-	Different legal status for property rights.

In addition, it may be more difficult for us to enforce legal obligations in foreign jurisdictions and we may be at a disadvantage in any legal proceeding within the local jurisdiction.

Some operations will be conducted through affiliates for operations outside of the United States or Canada.

Compliance with local laws and regulations outside of the United States and Canada may require the Company to operate through locally organized entities. In these cases, the ES Trees may need to be owned by affiliates controlled by our Manager, rather than World Tree USA, LLC. This may impact the flow of distributions to investors in World Tree USA, LLC. We intend to structure these entities, and the manner of their acquisition and harvest the ES Trees to provide investors with as close to a return as possible as if the ES Trees were owned by World Tree USA, LLC, but we are not certain if we will be able to achieve such goal.

There is uncertainty around the duration and breadth of the COVID-19 pandemic, and as a result the ultimate impact on our business, financial condition or operating rules cannot be reasonably estimated at this time.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the United States, Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our units and investor demand for our units generally.

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The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had, and may continue to have, indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

The COVID-19 pandemic may have the effect of heightening many of the other risks described in this “Risk Factors’’ Section.

To the extent the COVID-19 pandemic may adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” Section, or other risks which we may not be currently aware of.

Risks Related to Our Industry

Agriculture and forestry operations are subject to natural disturbances that can reduce yield or even destroy entire crops.

The Empress Splendor startlings and resulting trees are subject to natural disturbances such as drought, insects, pests, disease, fire, flood, climate change, soil contamination and excess precipitation. The occurrence of any one or all of these factors with respect to a crop of Empress Splendor trees could cause a reduction in potential lumber yield, or even the loss of an entire crop associated with a class of our Series A Units.

The potential income from harvest of Empress Splendor trees is dependent on multiple factors beyond the control of the Company.

The potential income generated from the harvest of any particular crop of Empress Splendor trees is dependent on the aggregate of board feet of ES Lumber that the Company is able to sell from the harvest, and the price per board foot for which it can sell such ES Lumber, both of which are subject to numerous external factors beyond the control of the Company. In the event the Company is unable to produce a sufficient amount of ES Lumber, and/or sell such ES Lumber at a profit, the financial results of the Company may be materially impacted.

There is currently no market for Empress Splendor Lumber in North America and there is no guarantee that one will develop.

The market for ES Lumber in North America is unestablished. While other markets, such as in Asia, do exist, the long-term potential of the Company relies on the development and expansion of a market in North America. If the Company is unable to develop the market, or if the market does not expand on its own, or if the Company is unable to sell to the Asian market, the Company may not be able to sell its ES Lumber for a profit, or at all, which may harm the Company’s financial results.

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Global events may impact demand for Empress Splendor Lumber, our ability to harvest or deliver Empress Splendor Lumber, or our ability to obtain financing if necessary.

Events in the global financial markets over the past 9 years have had a profound impact on the global economy. Virtually all economic sectors are impacted by these market conditions. Some of the key impacts of the current market turmoil include: sharp contractions in the credit markets resulting in a widening of credit risk spreads and higher costs of funding; a deterioration in the credit ratings of a number of large financial institutions; devaluations and high volatility in global equity, commodity, foreign exchange and precious metals markets and a corresponding lack of market liquidity; and a slowdown in economic activity that is affecting major global economies. These events could have a significant impact on the Company’s business and its assets and cause an investor to lose some or all of their investment.

Risks Related to Our Series A Units

There is no market for our Series A Units.

There is no formal marketplace for the resale of the Series A Units. Investors should assume that they may not be able to liquidate their investment or be able to pledge their shares as collateral for an indefinite period of time. An investment should only be considered by those investors who are able to make a long-term investment and bear the economic risk of a complete loss of the investment.

The Series A Units have no voting rights except as required under Nevada law.

The rights granted to the holders of our Series A Units is determined by our Operating Agreement and the specific class designation relating to a particular crop of Empress Splendor trees. Under our Operating Agreement and unit designations, holders of Series A Units do not have the right to vote on any matters affecting the business of the Company. Series A Unit holders have no right to take part in the control or management of the Company and exclusive authority and responsibility for controlling and managing the Company rests with the Manager. Investors are trusting in management discretion in making good business decisions that will grow their investment.

Our Series A Units feature limited economic rights to specific crops of Empress Splendor trees.

Under each unit designation, holders of our Series A Units only have rights to share in the profits and losses, and distributions, if any, from specific crops of Empress Splendor trees. As noted above, there are many factors that could negatively impact the harvest of Empress Splendor trees. As such, there is no guarantee that the Empress Splendor trees will survive to maturity, or that a harvest will be profitable enough to net any profit to the holders of Series A Units. In the event a harvest is not profitable investors may lose their entire investment.

Investors should consult their own financial and tax advisors about an investment in our Series A Units.

Investors will acquire the Series A Units without any representations from the Company regarding tax implications of the transaction. Each investor should consult their own independent tax or other financial advisors regarding the tax implications of an investment in the Series A Units.

Investors may not be entitled to a jury trial with respect to claims arising under the Operating Agreement, Subscription Agreement or other documents, which could result in less favorable outcomes to the plaintiff(s) in any such action.

Our documents provide that the parties to all legal proceedings (except for legal proceedings brought under the U.S. federal securities laws), concerning the interpretations, enforcement and defense of the transactions contemplated by the Subscription Agreement, Operating Agreement and any documents included in the offering memorandum, agree to waive their right to a trial by jury.

Investors or any other holders or beneficial owners of our Series A Units bringing a claim against us in connection with matters arising under the Subscription Agreement, Operating Agreement or other documents in the offering memorandum, may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us. If a lawsuit is brought against us under the Subscription Agreement, Operating Agreement or other documents contained in the offering memorandum, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

If the jury trial waiver provisions are not permitted by applicable law, an action might nevertheless proceed with a jury trial.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This section of the report includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words such as: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. Actual results could differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth in this Annual Report on Form 1-K.

All written and oral forward-looking statements made in connection with this Annual Report on Form 1-K that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements, which apply only as of the date of this Annual Report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

The following discussion relates to World Tree USA, LLC’s financial condition and results of operations and includes audited financial data through December 31, 2020 and should be read in conjunction with our financial statements and the related notes included in this Annual Report on Form 1-K. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Executive Overview and Outlook

World Tree USA, LLC was organized as a Nevada limited liability company in June 2015. World Tree implements regenerative agroforestry projects; simultaneously reversing climate change and making significant economic impacts for small farmers and investors. We focus on protecting old growth forests and infusing capital, resiliency, and a long-term future to small farmers across North and Central America. To this end, the Company is focused on promoting, planting, and harvesting the Empress Splendor tree through its Eco-Tree Program.

World Tree is built around a dynamic team of accomplished professionals and industry experts able to implement and execute leading edge planting programs at a rapid pace. We utilize the Empress Splendor (Paulownia) tree, the fastest growing tree in the world that consumes massive amounts of carbon, contributes significantly to soil health and resiliency, and pairs perfectly with multiple intercropping and silvopasture regimes.

The Company follows a closely defined business strategy to develop and increase global geographic diversification to reduce the Company’s exposure to business and other risks.

2020 Eco-Tree Program

The Company raised a total of $5,964,830 in exchange for the issuance of 4,398,472 Series A 2020 Eco-Tree Units, with $4,406,000 being raised in exchange for the issuance of 3,112,085 Series A 2020 Eco-Tree Units in fiscal year 2020 and $1,558,830 being raised in exchange for the issuance of 1,286,387 Series A 2020 Eco-Tree Units in fiscal year 2019. The following table sets forth the details of the capital raised by the Company for the 2020 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2020	Units Issued	26,000	14,000	-	3,072,085	-	3,112,085
	Capital Raised	$32,500	$17,500	-	$4,356,000	-	$4,406,000

2019	Units Issued	966,597	-	-	292,340	27,450	1,286,387
	Capital Raised	$1,208,247	-	-	$320,020	$30,563	$1,558,830

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2018 Eco-Tree Program (formerly called Carbon Offset Program)

The Company raised a total of $1,166,596 in exchange for the issuance of 1,187,152 Series A 2018 COP Units, with $946,412 being raised in exchange for the issuance of 946,856 Series A 2018 COP Units in fiscal year 2019 and $220,184 being raised in exchange for the issuance of 240,296 Series A 2018 COP Units in fiscal year 2018. The following table sets forth the details of the capital raised by the Company for the 2018 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2019	Units Issued	80,000	-	838,888	-	27,968	946,856
	Capital Raised	$80,000	-	$838,444	-	$27,968	$946,412

2018	Units Issued	55,556	-	169,740	-	15,000	240,296
	Capital Raised	$50,000	-	$155,184	-	$15,000	$220,184

Results of Operations

To date, the Company has not had any revenues. The Company expects to harvest its first plantation in the Eco-Tree Program in 2026.

The following table shows the results of operations for the year ended 2020 compared to the year ended 2019.

	2020	2019
Revenue:	$-	$-

Operating Expenses:
Professional fees	$85,646	$48,234
Sales and marketing	$13,692	$74,072
Management fees and operating costs – related party	$2,356,428	$1,068,861
Other expenses	$11,945	$13,419
Total Operating Expenses	$2,467,711	$1,204,586
Net loss	$(2,467,711)	$(1,204,586)

Operating Expenses

Operating expenses were $2,467,711 for the year ended December 31, 2020 compared to $1,204,586 for the year ended December 31, 2019, the increase in operating expenses of $1,263,125 is primarily attributed to an increase in management and other general and administrative fees. The increase in operating expense is due to the up-front costs of tree propagation, planting and support for the acres of trees planted. Additionally, the Company had an increase in sales and marketing expense.

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Liquidity and Capital Resources

The following table summarizes total current assets, liabilities and working capital at December 31, 2020, compared to December 31, 2019:

	December 31, 2020	December 31, 2019	Increase (Decrease)
Current Assets	$1,915,988	$808,390	$1,107,598
Current Liabilities	$39,762	-	$39,762
Working Capital	$1,876,226	$808,390	$1,067,836

At December 31, 2020, we had a working capital surplus of $1,876,226 as compared to working capital of $808,390 at December 31, 2019, an increase of $1,067,836. The increase in working capital is primarily attributable to the sale of Series A membership units.

Summary Cash flows for the year ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Net cash used in operating activities	$(2,412,375)	$(1,164,708)
Net cash used in investing activities	$(633,800)	$(576,807)
Net cash provided by financing activities	$3,485,282	$2,384,776

The Company expects to continue raising proceeds from issuance of future stock offerings to maintain sufficient capital on-hand to fund operations on an ongoing basis. In addition, the Company remains focused on working with institutional investors to raise additional funds.

Cash Flows from Operating Activities

Net cash used in operating activities was ($2,412,375) for the year ended December 31, 2020, compared to net cash used in operating activities of ($1,164,708) for the year ended December 31, 2019. Operating activities are heavily concentrated in the first few years and the expected return on these activities will be realized upon sale of the lumber produced by the harvest.

Cash Flows from Investing Activities

Net cash used in investing activities was ($633,800) compared to net cash used in investing activities of ($576,807) during the same period in fiscal year 2019. Net cash used in investing activities was primarily comprised of deposits and purchase of biological assets.

Cash Flows from Financing Activities

For the year ended December 31, 2020, net cash provided by financing activities was $3,485,282 compared to net cash provided by financing activities of $2,384,776 during the same period in fiscal year 2019.

The funds provided by financing activities in 2020 was primarily comprised of proceeds of sale of membership units less costs to sell.

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Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Going Concern Consideration

Our independent auditors included an explanatory paragraph in their report on the accompanying financial statements regarding concerns about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

Critical Accounting Policies and Use of Estimates

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Biological Assets

Biological assets consist of trees managed for future timber sales. Biological assets contains the assumption that the fair value of biological assets can be measured reliably. This assumption can be rebutted at the early stage of an asset’s life and when fair value is not reliably determined. The trees have had little biological transformation since the initial costs were incurred and therefore cost approximates fair value. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition. Costs relating to ongoing management of the trees are expensed as farmer support costs as they are incurred.

The trees are recognized as biological assets when they are received the Company’s farmers. As at December 31, 2020 and 2019, 327,914 and 50,341 trees represented a cost of $984,179 and $144,180, respectively.

As of December 31, 2020, current and future tree plantings are summarized below:

	2016 Offering	2018 Offering	2020 Offering
Units issued for which trees will be planted	200,000	1,187,152	4,398,472
Total ES Trees to be purchased	14,000	83,101	307,893
Total ES Trees to be planted based on 110 trees per 2,000 Units	11,000	65,293	241,916
Total ES Trees for future replacement (30 trees per 2,000 Units)	3,000	17,807	65,977
Total ES Trees planted	9,069	65,618	242,965
Total ES Trees to be planted	1,931	-	-

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Provisions and Contingent Liability Provisions

Provisions and contingent liability provisions are recognized when there is a present legal or constructive obligation arising as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and where a reliable estimate can be made of the amount of the obligation. Timing or exact amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available, including the risks and uncertainties associated with the present obligation. Provisions are discounted to their present values, where the time value of money is material.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the possibility of outflow of resources is remote.

Deferred Offering Costs

Costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, investors are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

Impact of COVID-19 Outbreak

The Company’s primary business is long-term in nature, as the trees planted in any year will not be harvested for 8 to 12 years, and the Company’s initial harvest will not happen until approximately 2026. Therefore, we have not seen any material impact of the COVID-19 outbreak on our results of operations or financial condition.

However, we currently are unable to predict the full effect of COVID-19 and responses thereto on our business and operations, and on our results of operations, financial condition, cash flow and liquidity, as these depend on rapidly evolving development, which are highly uncertain and will be a function of factors beyond our control, such as the availability of workers to plant and care for the trees, the implementation of effective measures to prevent and contain further outbreaks, the development of effective medical solutions, the timing and scope of governmental restrictions on mobility and other activities, financial and other market reactions to the foregoing, and reactions and responses of the populace both in affected regions and regions yet to be affected. While we expect we will suffer adverse effects, the more severe the outbreak and the longer it lasts, the more likely it is that the effects on us and our business will be materially adverse.

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The following summarizes the current effects of the COVID-19 pandemic on our operations:

•	Management: All our staff currently work from their respective homes, and travel and other restrictions have not had a material effect on our ability to manage the Company and its operations.

•	Farmer Team: Travel restrictions may cause minor delays in shipments of trees, but no serious delays have been experienced to date by the Company. Tree audits and onsite visits were disrupted in 2020, however, the Company still anticipates making site visits to 90% of farms or more by the end of the year. Where site visits have not been possible, the Company has utilized phone calls, video conferencing and photography to monitor the trees.

•	Marketing: Staff are not currently attending in person conferences, otherwise marketing efforts have continued as usual.

The Company is working with its long-time business partners and workforce through crisis planning, effective communication and cooperation to identify and minimize negative impacts of the COVID-19 pandemic.

Plan of Operations

Over the next 12 months, the Company intends to raise funds via offerings to accredited and non-accredited investors through the issuance of its Series A Units. We anticipate these sales will occur between March and December 31, 2021 and will correspond to the 2021 Series A units.

We have begun identifying farmers to plant trees funded by future offerings in the following target regions: United States, Costa Rica, Guatemala and Mexico. Additional marketing to identify famers will occur via social media, traditional media, print, online webinars, farmer referrals and other outreach activities.

Once interest from farmers is received, soil analysis, land check and (where appropriate) onsite visits on proposed planting sites must be conducted before entering into signed agreements with those farmers, followed by training on proper planting and cultivation of the ES Trees.

Following engagements with farmers, we will order tissue cultures and ES Startlings from regional nurseries (orders to be made quarterly on basis of incoming investments), for planting in targeted regions. Trees will be planted within 9 months of receipt of funds (to allow time for propagation, hardening at the nursery, land checks and farmer training). While the exact timing of tree planting will depend on the date capital is received, we anticipate tree planting will begin in May 2021 and all trees will be planted within 12 months of the investment date.

Ongoing activities include: planting year farm audits to establish planting grids and baseline data; planting year farm reports for corrections to individual farms; sending replacement trees at +12 months from last planting of trees and +24 months as appropriate (up to 25% of total planted); and annual farm audits/inspections to asset biomass, survival, performance and to take remediation action as necessary.

Discussion of Prior Crop Performance

The Company currently has ES Trees planted on behalf of the Unit Holders for (i) Series A 2016; (ii) Series A 2018; and Series A 2020. Audits of the trees were delayed during the pandemic but are now completed. The following information is based on audit information complete as of April 30, 2021.

Survival of the trees for the Series A 2016 planting is currently estimated at 41%. Issues were due to two factors: first, a delivery of the ES Startlings suffered considerable stress due to being too long in transit; and second, two of the farmers were unwilling to do the necessary land management and weed control. After inspecting both farms the Manager recommended discontinuation of the program at these sites.

Survival of trees for Series A 2018 planting is currently estimated at 82%. It is too early to measure survival for Series A 2020 tree plantings.

Eco-Tree Class	Units issued	Capital Raised	#Trees	Survival	#Farms
2016	200,000	$130,000	10,866	49%	44
2018	1,187,152	$1,166,595	64,265	82%	47
2020	4,398,472	$6,008,122	293,301	N/A	97

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ITEM 3. DIRECTORS AND OFFICERS

We operate under the direction of our Manager, World Tree Technologies, Inc., which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our asset acquisition strategy. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

Our Manager performs its duties and responsibilities pursuant to our Operating Agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our Unit holders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

NAME	POSITION	AGE	TERM OF OFFICE	APPROXIMATE HOURS PER WEEK FOR PART TIME EMPLOYEES
Douglas Willmore	CEO, Co-Chairman	61	Dec 2019
Catherine Key	President, COO & Director	52	Jan 2016
Deborah Cullen	CFO	64	Oct 2019
Mary Jo Willmore	CBDO	49	Jan 2021
Wendy Burton	Co-Chairman	59	June 2015
Allan English	Director		Jan 2021
Julie Friedman-Steele	Director		Jan 2021
Todd Fein	Director		Jan 2021
Filipo Bozzotti	Director		Jan 2021
Chris Wedding	Director		Jan 2021
Brad Hilsabeck	Director		Jan 2021
Jesus Espinoza	Head of Forestry	53	Nov 2020
Jack Matson	Head of Lumber	49	Jan 2021

Wendy Burton

Wendy Burton, the Founder and Chairman of World Tree Technologies, Inc. has over 24 years of experience with the Empress Splendor tree. Wendy is a self-professed tree-hugging entrepreneur who cares deeply for our Planet Earth. She has been the motivating force behind the regeneration of our climate’s condition, and the protection of our old growth forests through the planting of Empress Splendor trees since she founded World Tree.

Wendy founded World Tree Technologies, Inc. in 2002, and during the first 5 years of operations, Ms. Burton traveled to Brazil, Paraguay, Australia, New Zealand and various locations in the U.S. in order to expand her knowledge in how to successfully grow and manage the Empress Splendor tree. Wendy has met and worked with many of the experts in the field, including agronomist Alex Jay, who is now an advisor to World Tree.

While visiting Brazil, she witnessed first-hand the destruction of the Amazon rainforest which reinforced her decision to move to a plantation-based timber in an effort to stop the destruction of the rainforest and old growth timber on a global scale.

Wendy’s expertise in this field includes hands-on experience, having manually planted over 6,000 trees in Arizona. She also had acquired a property in Georgia with a total of 841 acres of two-year-old Empress Splendor trees. She managed, grew, pruned, fertilized and cared for them developing many of World Tree’s best growing practices throughout the process.

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Having a strong background in the initial planning and planting of the trees’ growth cycle Wendy took it upon herself to further develop her education. Wendy then acquired a lease option purchase of 47 acres in Georgia of 10-year-old Empress Splendor trees where she gained the valuable experience of harvesting a full plantation, on-site milling, kiln-drying and sale of the lumber. Shortly thereafter, she landed her first contract with Fender guitars, who were amazed with the quality of the wood, and they began development on a line of telecaster and Stratocaster guitars.

Through Wendy’s unflappable efforts she became an integral figure throughout the industry and was affectionately deemed the name, “Treelady” from her clients and colleagues. The story of the Empress Splendor began to spread, and eventually caught attention of Morley Safer of ‘60 Minutes’10. His company, The American Environmental Review, did a short documentary on World Tree. Both Wendy and the Empress Splendor tree were also featured on Oprah (as an audience member) and Connie Selleca’s ‘Family and Home’. Many celebrities of note have since acquired trees for their own properties including Oprah, Maria Shriver, Dolly Parton, and Wayne Newton. In 2018 Wendy initiated the very first “Presidential Harvest”, having connected with President Jimmy Carter and reaching an agreement to harvest his Empress Splendor plantation in Plains, Georgia. She has since acquired World Tree’s first lumber warehouse and along with her support team has begun the marketing and sale of Empress Splendor lumber.

The Treelady has spent much of her professional career in marketing and sales producing outstanding results with proven leadership skills. Prior to the inception of World Tree, Wendy was the Vice President of Corporate Communications for National Scientific Inc.11 and was solely in charge of investor relations and press releases. Wendy’s dynamic vision and unassuming charisma were instrumental in the company’s unprecedented performance during her tenure. Prior to National Scientific, Wendy served at both Intercell Corporation and Halo Gaming Corp., each of which saw positive performance throughout her employment. She has been responsible for producing successful results working in the investor relations field, which has included IPOs, private placements and seed capital ventures.

Wendy is an advocate and dedicated spokeswoman for the change we all want to see in the world. She is Canadian born, but lived in Scottsdale, Arizona for 17 years when she first started World Tree. She is the proud mother of two grown children, Curtis and Nicholas (both of whom currently work for World Tree) and Grandmother (“Nani”) to two wonderful boys who are excited to grow up planting trees in order to save the world - just like the Treelady.

Douglas Willmore – Chief Executive Officer, Co-Chairman

Douglas (Doug) Willmore has had an accomplished and diverse career in both the public and private sectors. He recently completed almost five very successful years as the City Manager of the City of Rancho Palos Verdes, CA. Prior to Rancho Palos Verdes, Doug was chosen to lead the turnaround at the City of Bell, CA after the disastrous City Council and administrative scandal that left the city on the verge of bankruptcy. After almost three years at the helm, the City of Bell had fully recovered financially – going from a $200K general fund balance to a $22.5M fund balance with city debt being cut in half – upon Doug’s leaving.

Prior to that, Doug was the Chief Administrative Officer of Salt Lake County, UT for a little over 6 years. He managed more than 4,000 employees and an annual budget of more than $800M. He presented more than $585M in bond offers to Wall Street rating agencies in his time at Salt Lake County. He also led the County during the financial downturn of 2008. Doug increased innovation, efficiency, and collaboration to be able to reduce the annual budget by more than $75M while also increasing service levels and accelerating construction of more than 9 new large public buildings to support the local construction community during the financial downturn.

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In the private sector, as the Chief Executive Officer and one of three major shareholders, Doug led the growth and turnaround of a research pathology laboratory from 21 employees and $1.2M in revenue upon joining the company in 1988 to 120 employees and $22.2M in revenue upon the company’s sale in December of 2002. He managed the successful sale of Reference Pathology Services in December 2002 to Ameripath, Inc. for $33.5M. He also worked for USAID in Central America for three years earlier in his career and was a sought-after consultant in breakthrough performance to Fortune 100 companies. He has a BS in Public Administration from George Mason University and a master’s degree in Public Administration from the University of Utah.

Dr. Catherine Key – President and Chief Operating Officer

Dr. Catherine Key (Cathy) has been working with the Empress Splendor tree (Paulownia) since 2015. She oversees the Company’s operations in 5 countries, including the tissue labs, nurseries and farmers.

She has been instrumental in the roll out of cutting-edge audit processes, supply chain diversification and management of biological assets. Cathy also has been directly involved with 6 agroforestry investment offerings for World Tree.

Cathy has presented World Tree to Canadian and U.S. audiences on the stage of conferences including the Social Finance Forum and Sustainatopia, as well as investment groups in cities throughout North America.

With a PhD in Anthropology, specializing in the economics of cooperation, Cathy brings a diverse skill set to the organization.

Prior to World Tree, from 2001 to 2015, she successfully launched and managed a software company, working with organizations that include Telus, McGill University, Johnson and Johnson, University of Illinois and the University of British Columbia.

Dr. Key started her professional life as a lecturer in Anthropology at University College London (UCL). Her research was regularly published, and she was one of the first scientists to visit South Africa at the end of Apartheid in 1992. During her ten years at UCL she created and pioneered the use of online educational software. This resulted in her being head-hunted by a Canadian company to help them oversee the roll-out of their multi-million-dollar operation.

Dr. Key moved to Canada in 2001 and ended up starting her own, award-winning software business selling an e-commerce platform called “Conference Company”. Starting from almost nothing, this grew into a successful company, with a global customer base. Dr. Key was highly involved with every level of operations including sales, marketing, customer support, budgeting and relationship building.

In 2013 Dr. Key sold her software business to become advisor to companies committed to making a significant environmental, community and financial impact. Under her guidance and leadership, the Company created the Eco-Tree Program.

Dr. Key has a declared commitment to making a real difference for people and the planet. For seven years she led programs for one of the largest organizations in the personal and professional development industry, Landmark Worldwide.

Deborah Cullen – Chief Financial Officer

Deborah Cullen is an accomplished finance executive with over 30 years’ experience in producing leading outcomes in finance, budgets, accounting, and systems.

Deborah has extensive experience leading and revamping the finance departments within organizations with annual budgets of up to $500 million. She worked for more than 25 years as a finance executive with the U.S. Postal Service (USPS). In her time at USPS, she worked on projects as diverse as: creating a business model for a new $5B business; and implementing a new financial system for an entire region.

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After USPS, she joined STAMPS.com, an internet startup, and was the principal liaison to the USPS. Deborah has also been a senior audit manager for Mayer Hoffman McCann and audited organizations ranging in size from $10M - $150M.

Deborah was also the Finance Director for the City of El Segundo, CA for almost 10 years until 2015. At El Segundo, she oversaw and managed a budget of more than $225M annually. Most recently, she was the Finance Director for the City of Rancho Palos Verdes, CA until October 2019 when she joined World Tree as the CFO. In Rancho Palos Verdes, she completely rebuilt the finance team; restructured the entire accounting and budgeting processes; and oversaw the migration from an old outdated financial accounting system to a new cloud-based system.

Mary Jo Willmore – Chief Business Development Officer

Mary Jo Willmore joined World Tree in February 2020 heading the company’s business development initiatives. Mary Jo is focused on building relationships, identifying opportunities and executing investment programs to elevate World Tree’s positive impact on the planet. Mary Jo has over 25 years of experience in the financial industry, which includes asset management, investment and commercial banking, in the United States and internationally.

Prior to World Tree, Mary Jo served as a Managing Director at Sarus Capital Management, an asset management firm focused on investing in the public and private markets of Indochina. At Sarus, Mary Jo led the fundraising initiatives and operations of the firm as a member of the executive team working with audit, accounting and legal compliance firms. Before joining Sarus, Mary Jo worked as an investment banker with a couple boutique firms in San Francisco (SCF Advisors) and Washington, DC (WWC Advisors) and with a bulge bracket firm in New York (Salomon Brothers.) Within these firms she was instrumental in the execution of several successful mergers and acquisitions in both the healthcare and technology sectors.

Mary Jo has an MBA with an emphasis of study in Latin America from Thunderbird, The American Graduate School of International Business and has held both the Series 7 & Series 63 securities licenses. She serves as the Co-Chair of the 100 Women in Finance, Northern California Chapter, creating educational & networking events for over 1,500 members locally and 15,000 members globally. Mary Jo is also a Coro Community Fellow in Public Affairs and a Climate Reality Leader as part of Al Gore’s Climate Reality Project.

Dr. Jesus Espinoza – Head of Forestry and Farms
Jesus Espinoza joined World Tree’ in November 202 as the Director of Forestry and Farms. Jesus’ decades of experience completing forest productivity, genetics research and operational management, in multiple countries around the world makes him the ideal leader for World Tree’s forestry & farms to continue to improve, streamline and standardize for positive environmental impact and growth.

Prior to World Tree, Jesus was the Director of Global Silviculture Practice at GreenWood Resources’ Forestry Investment Funds leading the Plantation Systems Technical Team in developing silvicultural systems to meet operational targets and forest certification standards, while supporting expanded capital investments for the entirety of the company’s assets under management. Jesus also served as the Director of Research for the Center of Forestry Research & Applied Management at Dougherty & Dougherty leading the integration of research results derived from multiple University Forest Research Cooperatives into operational solutions and developing silvicultural regimes for investors.

Prior to that, Jesus worked for the International Tree Improvement and Conservation Program (Camcore) at North Carolina State University as a Tree Improvement and Silviculture Specialist working with a wide range of species and forest operations throughout North America, South America, Europe, Africa, and Asia. Jesus Espinoza received a BA in Forestry from Universidad de Los Andes, Venezuela, a M.Sc. in Forest Genetic from North Carolina State University, and a Ph.D. in Forest Genetic & Nutrition from North Carolina State University.

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Jack Matson – Head of Lumber

Jack Matson is a 9th generation lumberman who started at the family sawmill at age 13. Jack has worked or managed every aspect of the hardwood lumber business. Jack was responsible for $40 million in sales, purchasing, manufacturing, new product development and marketing of hardwood lumber.

Jack has an International Business degree from Lehigh University and has business relationships and has sold lumber in 26 countries and 32 U.S. states. Jack also managed 23,000 acres of his family’s land to maximize yield, growth, and ROI for an 80-year growth cycle. Jack spent the last 30 years marketing North American Hardwoods to the world and is a pioneer in harvesting hardwoods sustainably with no manufacturing waste. Jack spent the last 5 years as a County Commissioner. In that role, he discovered and cultivated his passion for helping people and making a difference.

Jack serves as the Chair for Regional Economic Development and Human Services. Most recently, Commissioner Matson is spearheading a “Farm to Refrigerator Initiative” where he is linking local farmers with local consumers and building a meat processing training program to support it. Jack sees his opportunity at World Tree as a chance to combine his lifelong love and work in the forest with his passion for helping people.

He joined the World Tree team in 2021 where he will be utilizing his vast experience, resources, and relationships.

Additional Directors

In December 2020, the Board of Directors was expanded to include a diverse group of professionals to consult and confer with the current Board regarding governance, future strategic plans for expansion and growth of the Eco-Tree model and additional institutional projects.

Allan English, former Founder and CEO of Silver Chef

Allan was the Founder and non-executive Chairman of Silver Chef Limited, which was listed on the Australian stock exchange and a proud B-Corp accredited company.

Founded in 1986 Silver Chef’s core business was equipment funding for small to medium sized businesses across a range of sectors operating in Australia, New Zealand and Canada and employing over 450 staff.

In 2010 Allan created the English Family Foundation, with a donation of just over 50% of the family shares to ensure the largest shareholder of the public company was a non-profit, purpose driven to deliver positive social outcomes from the dividends received.

In 2011 a big audacious goal was set to fund 1.5 million people out of poverty by 2020 through Microfinance programs with our implementing partner Opportunity International. With the profitable growth of the business, significant staff efforts along with 8,000 customers who committed regular funding, the company met its goal in June 2019.

The Foundation is passionate about driving transformational change in our world, through supportive partnerships with social changemakers and the organizations behind them.

Allan was a recipient of the Ernst and Young, 2006 Queensland Entrepreneur of the Year award.

In 2012 he was awarded Philanthropist of the Year by Queensland Community Foundation and in 2014 he received the Australian Philanthropy Leader of the Year Award from Philanthropy Australia.

Silver Chef was a regular member of the Top 50 great places to work in Australia.

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In 2017, Allan was included in the Australian Financial Reviews list of 21 True Leaders who are changing Australia for the better.

Past board roles include The School of Social Entrepreneurs and Chairman of The Funding Network which was a startup nonprofit that has now raised $15m for social causes. Allan currently sits on the Australian Centre for Philanthropy and Nonprofit Studies Advisory Board as part of the Queensland University of Technology stable and a board director of an Impact investment Fund called ImpaQt Queensland.

In January 2020, Allan was named a Member of the Order of Australia (Australia’s version of being knighted). Allan and his wife live in Brisbane and have been married for more than 40 years. They enjoy travelling and visiting their three grown children – two of who live on different continents.

Brad Hilsabeck, former CEO of GMO (Grantham, Mayo, Van Otterloo & Co.)

Brad Hilsabeck is a retired partner and former Chief Executive Officer of GMO, a private investment advisory firm with more than 600 employees and operations in Boston, San Francisco, London, Amsterdam, Singapore, Sydney, and Rotorua New Zealand. Brad was CEO and a member of the GMO Board of Directors from 2011-2016. Prior to Brad’s appointment as CEO, he was a member of the firm’s Executive Committee and Director of the firm’s marketing, business development and client relations efforts. Brad began his career at GMO in early 2003, after holding several senior leadership roles at State Street Global Advisors, Putnam Investments and Aetna Capital Management. At GMO, Brad was instrumental in the evolution of several of the firm’s core products including unconstrained asset allocation, absolute return, and real asset strategies. During his tenure with GMO, assets under management grew from less than $20 billion to more than $100 billion at the time of his retirement from the firm.

During his time as CEO, Brad also chaired the Board of Governors of GMO Renewable Resources (GMORR), a joint venture between GMO and senior investment professionals of GMORR. Founded in 1996, Renewable Resources managed timber assets for many of the leading institutional investors across the globe in funds and separate client accounts. Within two decades, GMORR became one of the largest Timber Investment Management Organizations with more than $1.8 billion in client assets under advisement. Brad played the lead role in governance of GMO Renewable Resources and provided guidance for the launch of several unique forestry and agriculture strategies.

Brad was born and raised in rural Northwest Missouri in the town of Savannah. His parents were the first generation to leave their respective farms in Northwest Missouri and Southwest Iowa. Along with two brothers, Brad spent his weekends and summers helping his grandparents on the family farm which included livestock, alfalfa, corn, and soybeans. Brad earned an academic and basketball scholarship to Westminster College in Fulton Missouri, graduating in 1986 with a Bachelor of Arts Degree in Business Administration. Brad finished his basketball career as the second leading scorer and rebounder in the history of the college and was inducted into the Westminster Athletics Hall of Fame.

After 30 years in financial services, Brad took time to focus on family and began to explore several areas of passion and interest. From 2016 – 2018, Brad was an Assistant Coach for men’s varsity basketball at Las Lomas High School in Walnut Creek, CA. Las Lomas combined record during Brad’s two seasons was 53-11 and finished as the Division 1 State Champions for Northern California in 2018. Combining his knowledge of business and experience with basketball, in 2019, Brad was admitted by the National Basketball Association (NBA) as a minority shareholder of the Dallas Wings of the Women’s National Basketball Association (WNBA) and he continues to be an active member of the ownership group for the Wings.

In the fall of 2018, Brad joined the Board of Directors of Tortoise Ecofin LLC as an Independent Director. Tortoise Ecofin is an investment advisory firm that focuses on essential assets – those assets and services that are indispensable to the economy and society. Tortoise has expertise investing across the entire energy value chain. Ecofin is a sustainable investment firm that unites ecology and finance by offering strategies that include equities and credit, both private and public, with capabilities that include energy transition, wind, solar, water, and social infrastructure. Brad also serves as a member of the Advisory Board for Ecofin.

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Brad lives in Lafayette, California with his wife and three children.

Chris Wedding, Executive in Residence at Duke & Managing Director of IronOak Energy Capital

Dr. Chris Wedding is a former private equity investor, professor, startup founder, investment banker, and executive coach, with over $1 billion of investment experience and 40,000 professional students taught. His focus is climate tech, renewable energy infrastructure, impact/ESG investing, corporate sustainability strategy, and green real estate.

Chris is the Founder of Entrepreneurs for Impact, an executive coaching mastermind program for climate CEOs; the Managing Director of IronOak Energy Capital, an investment banking and advisory firm focused on energy and environmental solutions; an Executive in Residence at the Fuqua School of Business, an Associate Professor with the Nicholas School of the Environment, and a Gosnell Visiting Professor at the Department of Economics at Duke University; a Professor of the Practice with the University of North Carolina at Chapel Hill (UNC) Kenan-Flagler Business School; one of the earliest LEED Accredited Professionals with the U.S. Green Building Council; a certified Mastermind Professional; and former Director and Senior Advisor at Cherokee Investment Partners, a private equity firm that raised over $2 billion in private equity funds and, separately, founded or invested in over 150 startups and venture funds.

Chris brings a global perspective, with experience in 20+ countries, and language abilities in Spanish, Japanese, and Creole. He is a frequent speaker at energy and finance conferences. Chris also writes about climate finance, conscious leadership, personal productivity, and social justice via his newsletter ZERO and his monthly CLIMATE CHANGE INVESTMENT BRIEF.

Chris received a BS summa cum laude in Environmental Science from Western Kentucky University, where he was a national Goldwater Scholar in Math and Science. At UNC, he earned an MS and PhD focused on business and strategy in real estate and energy.

Chris lives with his wife and three children in Chapel Hill, North Carolina.

Filippo Bozotti, Co-Founder of Tribewanted Ltd.

Born in Milan, Italy, with a degree from Boston University, Filippo Bozotti is the co-founder of Tribewanted Ltd (tribewanted.com), developing sustainable communities for eco-tourism in Fiji (2007-2012), and Sierra Leone (2010-2015). Both projects were handed back to the local community after 5 years and Filippo founded Tribewanted Monestevole in Umbria, Italy (2013-present), retrofitting a 15th century borgo into a sustainable hamlet and farm. Monestevole welcomes dozens of school groups and retreats every year, offering a fully immersive sustainable experience.

Prior to Tribewanted, Filippo worked as a documentary film producer in New York and was a founding partner of Shine On Sierra Leone, a non-profit operating in healthcare, education and microfinance in Sierra Leone. In Italy, Filippo is a partner in Italia che Cambia (Italiachecambia.org) a newspaper that focuses on positive news, which counts over 200,000 unique readers a month. As a youth Filippo lived in France and Switzerland before moving to Boston; he is fluent in Italian, English and French. His passions are sustainable living and social activism; his hobbies are horse riding, permaculture and traveling to off-the-beaten-path locations. He lives in Monestevole, Umbria, Italy with his wife and daughter.

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Julie Friedman Steele, Chair of World Future Society

Julie is one of the world’s leading futurists and global strategists working at a societal and civilization scale (As featured in the Encyclopedia Britannica alongside Yuval Noah Harrari and Ray Kurzweil and recognized by the United Nations #TheWorldWeWant) Julie is an experienced Board Member, Entrepreneur and Investor.

Considered a master polymath and a fan of multiple intelligences Julie is able to connect dots and see blind spots with subject matter expertise in areas including economics, ag-tech, biotech, entertainment, advanced manufacturing, real estate, computer science, neuroscience, genetics, entertainment, history, physics and anything else she can get her hands on that will solve large scale puzzles.

In 2016 Julie took over the World Future Society, a 55-year-old global organization with famed world thought leaders and members from over 82 countries and became its driving force. Recently launching the CivTypeOne initiative.

Julie serves as Chief Global Strategist and Board Member to many transformative entities is a regularly called upon keynote speaker, facilitator and expert panelist. Julie also serves on the Advisory Board of The UN Women For Peace Association and is a member of YPO, and its economic think tank.

Julie is also an award-winning television producer and has launched companies with visionary tech including making TV and Film content searchable and indexable on the internet developing an international MPEG standard, is known for bringing industrial grade 3D printing technology to the masses in the United States, and for creating the Civilization Development Goals (CDG’s) in response to the UN’s SDG’s and ESG’s. First presented at Harvard Kennedy Schools Social Impact conference, MIT and now increasingly used globally today.

Julie lives with her amazing daughter, a super cute dog and resides in Los Angeles, CA.

Todd Fein, CEO of Green Diamond

Todd Fein is a creative, driven, future-facing executive, with a passion for creating a sustainable world and 25 years of experience in management and technology consulting and business building. In addition to serving as CEO of Green Diamond, Todd serves as Director on the Board of the World Future Society, speaks around the world, and has been written about by Forbes. He holds Global Reporting Initiative, Carbon Disclosure Project, and other specialized credentials and affiliations.

Todd founded Green Diamond to help large corporations and government agencies achieve maximum, sustainable performance. He has led pioneering work for giants ranging from ExxonMobil and the Security and Exchange Commission’s Public Company Accounting Oversight Board to the S&P ESG arm that drove the original Newsweek Green Rankings and the Sustainability Accounting Standards Board. After having helped Secretary of State Clinton establish the Greening Diplomacy Initiative (GDI), Todd was asked to become the Franklin Fellow at the U.S. Department of State for U.S. global sustainability reporting. He not only helped define sustainability for the Department’s ~$50 billion global real estate portfolio of 24,000 buildings and 90,000 people who conduct diplomacy, development and defense through them, but liaise with and help groups like the White House sponsored Interagency Sustainability Working Group. He is also one of the visionaries for the global Sustainability Intelligence data management and analytics platform Green Diamond has been evolving for decades in conjunction with its clients.

Prior to Green Diamond, Todd founded and served as Director, COO, and CFO of CadenceQuest, Inc., a firm he launched to bring analytics and intelligence to the forefront of performance and risk management. He led work for flagship clients ranging from Wal-Mart, CVS Pharmacy, and Bank of America to the U.S. Dept. of Health & Human Services, Dept. of Education, and House of Representatives. While launching, he also served as advisor to the CTO of the State of New Jersey, the top executive of the State’s 1,000+ person, $200+ million Office of Information Technology (OIT). He helped incubate ideas and programs ranging from educating leaders and generating revenue to sharing infrastructure and enabling economic development through technology.

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Prior to founding CadenceQuest, Todd helped found and served as Director of Operations and Corporate Development for Cvent, a pioneer in online, on-demand event, marketing, and data management and analysis to help people with common interests connect. Over time, the company grew to support roughly 200,000 people across 40 countries run more than 500,000 annual events and campaigns. Reporting directly to the CEO, Todd was responsible for helping cement financial, go-to-market and product management strategies and operations through the company’s initial growth.

Prior to Cvent, Todd was a Manager at American Management Systems (AMS), now CGI, a global management and technology consultancy with roughly 70,000 personnel in offices spanning 40 countries. There, he helped build an environment, health, safety and sustainability practice and co-invented TEMPO (Tools for Environmental Management and Protection Organizations), an enterprise-wide management system for the public and private sectors to exchange regulatory data. It reflects over $30 million of R&D investment, handles over 1.5 million permits and $500 million of annual fees. It became the first patented invention in the company’s 30-year history, was showcased to all governors, was nominated for archival in the Smithsonian, and remains the most widely adopted system of its kind in the U.S. by the agencies and tens of thousands of companies who interact and exchange regulatory data with them.

Todd holds a Systems Science Engineering degree from the University of Pennsylvania's School of Engineering and Applied Science, with a concentration in environment and materials, and an Economics degree from the Wharton Business School, with a concentration in finance, specializing in investment.

Limited Liability and Indemnification of our Manager and Others

Subject to certain limitations, our operating agreement limits the liability of our Manager, its officers and directors, and affiliates, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our Manager, its officers and directors, and our affiliates.

Our Operating Agreement provides that to the fullest extent permitted by applicable law our Manager, its officers and directors, and affiliates will not be liable to us. In addition, pursuant to our operating agreement, we have agreed to indemnify our Manager, its officers and directors, and affiliates, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the operating agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the Manager or one of our Manager’s directors or officers.

The foregoing indemnification provisions do not apply to liability arising under the Securities Act, as, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term and Removal of the Manager

Our Operating Agreement provides that our Manager will serve as our manager for an indefinite term, but that our Manager may be removed by us, or may choose to withdraw as manager, under certain circumstances. There are no termination fees payable to the Manager upon withdrawal or removal of our Manager.

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Our Unit holders may only remove our Manager at any time with 30 days prior written notice for “cause,” following the affirmative vote of two-thirds of our Unit holders. “Cause” is defined as:

•	Our Manager’s continued breach of any material provision of the operating agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

•	The commencement of any proceeding relating to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

•	Our Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the operating agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of our Manager’s actual knowledge of its commission or omission, then our Manager may not be removed; or the dissolution of our Manager.

Unsatisfactory financial performance does not constitute “cause” under the Operating Agreement.

Our Manager may assign its rights under our operating agreement in its entirety or delegate certain of its duties under the operating agreement to any of its affiliates without the approval of our Unit holders so long as our Manager remains liable for any such affiliate’s performance.

In the event of the removal of our Manager, our Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. Our Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

Legal Proceedings

To the best of our knowledge, none of our management team (including the Manager, and the Manager’s officers, directors, and significant employees), during the past five years, has been involved in any legal proceeding of the type required to be disclosed under applicable Commission rules, or subject to a disqualifying event pursuant to Rule 262(a) of Regulation A.

COMPENSATION OF MANAGERS AND EXECUTIVE OFFICERS

The executive officers of our Manager are hired and compensated by the Manager directly rather than by the Company. For the year ended December 31, 2020, our three highest paid executive officers were compensated by our Manager in the aggregate amount of $355,349 in cash and other compensation as shown in the table below. We do not anticipate altering our compensation arrangement to have any management compensated by the Company directly.

Name	Capacity in which compensation was received (e.g., Chief Executive Officer, Director, etc)	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Wendy Burton[1]	Director	$125,388	$-	$125,388
Cathy Key[2]	Chief Operations Officer	$109,961	-	$109,961
Doug Willmore[2]	CEO	$120,000		$120,000

____________

1 Salaries are paid by a related party, World Tree COP, Inc.

2 Salaries are paid by the Manager, World Tree Technologies, Inc.

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The issuer currently has nine persons acting in the role of director, six of whom did not begin their term until January 1, 2021. The aggregate annual compensation of our directors as a group for the fiscal year ended December 31, 2020 was $355,349.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of April 30, 2020, World Tree USA, LLC’s voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the Company’s voting securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Voting Series B Units	World Tree Technologies, Inc. 1910 S. Stapley Drive, Suite 221 Mesa, AZ 85204	10,000 Units Capital contribution		100%

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or manager is disqualified from relying on Regulation A.

Ongoing Reporting Compliance

This Annual Report on Form 1-K is being filed late due to additional time being required for the preparation of the company's audited financial statements.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We are subject to various conflicts of interest arising out of our relationship with our Manager and its affiliates. We discuss these conflicts below.

Our Affiliates’ Interests in Other World Tree Entities

General

The officers and directors of our Manager are also officers, directors, managers, and/or key professionals of other World Tree entities, including World Tree COP, Inc. These persons have legal obligations with respect to World Tree COP, Inc. that are similar to their obligations to us. In addition, in the future, these persons and other affiliates of our Manager may organize other Eco-Tree Program entities.

Allocation of Land Opportunities

From time to time, we may be faced with limited land available for planting of the ES Trees which our Manager will be required to allocate between the Company and its affiliates. Our Manager, in its sole discretion, will determine which lands will be allocated for the planting of ES Trees.

Duties Owed by Management of Our Manager to Affiliates

Our Manager’s officers and directors and persons who perform services on behalf of our Manager are also officers, directors, managers and/or key professionals of World Tree COP, Inc. As a result, they owe duties to each of these entities and their respective members. These duties may from time to time conflict with the duties that they owe to us.

ITEM 6. OTHER INFORMATION

None.

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ITEM 7. FINANCIAL STATEMENTS

WORLD TREE USA, LLC

FINANCIAL STATEMENTS

51

INDEPENDENT AUDITORS’ REPORT

To the Management and Members

of World Tree USA, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of World Tree USA, LLC (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and members’ equity, and cash flows for the years then ended, and the related notes to the financial statements (the “financial statements”).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these ﬁnancial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of ﬁnancial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these ﬁnancial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the ﬁnancial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the ﬁnancial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the ﬁnancial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the ﬁnancial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of signiﬁcant accounting estimates made by management, as well as evaluating the overall presentation of the ﬁnancial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Tree USA, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Notes 1 and 4 to the financial statements, the Company paid a significant amount of monies to World Tree Technologies, Inc., the Company’s manager (the “Manager”), for current and future costs in connection with its management agreement. Certain amounts paid to the Manager for which were expected to be for future services provided by the Manager, however, these amounts were expensed in the accompanying statement of operations during the years ended December 31, 2020 and 2019. Furthermore, subsequent to December 31, 2020, the Manager has borrowed monies from the Company in excess of management fees due. Our opinion is not modified with respect to this matter.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully explained in Note 2 to the financial statements, the Company has incurred losses since inception, lacks revenues and requires additional capital to fund operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with respect to these factors are also described on Note 2. The Company’s financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

/s/ dbbmckennon

San Diego, California

July 26, 2021

F-1

WORLD TREE USA LLC

BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2019

	As of December 31,
	2020	2019
Assets

Current assets:
Cash	$1,231,923	$792,816
Subscription receivable	684,065	-
Related party receivable	-	15,574

Total current assets	1,915,988	808,390

Other assets:
Deposit on biological assets - related party - non-current	112,148	335,683
Prepaid expenses - related party - non-current	157,604	140,268
Biological assets	984,179	144,180

Total assets	$3,169,919	$1,428,521

Liabilities and Members' Equity

Current liabilities:
Related party payable	$39,762	$-

Total current liabilities	39,762	-

Members' equity:
Members' equity	6,941,948	2,772,601
Accumulated deficit	(3,811,791)	(1,344,080)

Total members' equity	3,130,157	1,428,521

Total liabilities and members' equity	$3,169,919	$1,428,521

The accompanying notes are an integral part of these financial statements.

F-2

WORLD TREE USA LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019

Revenue:	$-	$-

Operating expenses:
Professional fees	85,646	48,234
Sales and marketing	13,692	74,072
Management fees and operating costs - related party	2,356,428	1,068,861
Other expenses	11,945	13,419

Total operating expenses	2,467,711	1,204,586

Net loss	$(2,467,711)	$(1,204,586)

Weighted average membership unit - basic and diluted	3,528,406	1,436,367
Net loss per membership unit - basic and diluted	$(0.70)	$(0.84)

The accompanying notes are an integral part of these financial statements.

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WORLD TREE USA LLC

STATEMENTS OF MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Members' Equity
	Series A Units		Series B Voting Units		Accumulated
	Shares	Amount	Shares	Amount	Deficit	Total
Balance at December 31, 2018	440,296	$319,294	10,000	$10,000	$(139,494)	$189,800

Proceeds from sale of membership units, net of offering costs	2,177,825	2,384,776	-	-	-	2,384,776
Membership units issued for services	55,418	58,531	-	-	-	58,531
Net loss	-	-	-	-	(1,204,586)	(1,204,586)
Balance at December 31, 2019	2,673,539	2,762,601	10,000	10,000	(1,344,080)	1,428,521

Proceeds from sale of membership units, net of offering costs	3,112,085	4,169,347	-	-	-	4,169,347
Net loss	-	-	-	-	(2,467,711)	(2,467,711)
Balance at December 31, 2020	5,785,624	$6,931,948	10,000	$10,000	$(3,811,791)	$3,130,157

The accompanying notes are an integral part of these financial statements.

F-4

WORLD TREE USA LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash flows from operating activities:
Net loss	$(2,467,711)	$(1,204,586)
Adjustments to reconcile net loss to net cash flows from operating activities:
Fair value of membership units issued for services	-	58,531
Changes in operating assets and liabilities:
Accounts payable	-	(10,558)
Related party payable	55,336	-
Member units to be issued	-	(8,095)

Net cash used in operating activities	(2,412,375)	(1,164,708)

Cash flows from investing activities:
Related party receivable	-	(10,560)
Deposits and purchases of biological assets paid to related party	(633,800)	(566,247)

Net cash used in investing activities	(633,800)	(576,807)

Cash flows from financing activities:
Proceeds from sale of membership units	4,406,000	2,457,575
Offering costs	(236,653)	(72,799)
Subcriptions receivable	(684,065)	-

Net cash provided by financing activities	3,485,282	2,384,776

Net increase in cash	439,107	643,261

Cash as of beginning of the year	792,816	149,555

Cash as of end of the year	$1,231,923	$792,816

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

F-5

WORLD TREE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WORLD TREE USA LLC (“WTUSA” or the “Company”) was organized as a limited liability company in the state of Nevada on June 3, 2015. The Company’s address is 2361 Rosecrans Ave, Suite 475, El Segundo, CA 90245.

The purpose of the Company is to:

(i)	participate in collective effort to reduce the carbon footprint of the investors through conduct of the Eco-Tree Program;

(ii)	produce income from the harvesting of Empress Splendor (ES) trees acquired by the Company;

(iii)	monetize carbon offset assets created by the Company;

(iv)	make distributions to members and farmers upon harvesting ES Trees; and

(v)	engage in such other activities as are reasonably incidental to the foregoing.

Risks and Uncertainties

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the COVID-19 outbreak include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 outbreak and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial impact will be to the Company, to date, the Company has limited its travel visits to farmers, but is not aware of any significant financial impacts resulting from the COVID-19 outbreak.

The Company is in the pre revenue generation stage. The Company’s business and operations are sensitive to general business and economic conditions in the United States, and worldwide, along with governmental policy decisions. As this is a product grown in nature, a host of factors beyond the Company’s control could cause fluctuations in these conditions. To mitigate this risks the company has chosen to plant its ES Trees in different locations in five different countries.

The Company currently is dependent upon its manager, World Tree Technologies, Inc. (“WTT”), for all aspects of the Company’s operations. WTT contracts directly with the farmers for the growth of the Company’s trees and manages the process through to harvest and sale of the lumber. WTT has been in existence in excess of 17 years, primarily focused on growing, cultivating and selling ES startlings, and has limited history, a period of approximately five years, growing to maturity, cultivating and harvesting the ES Trees. WTT currently has limited arrangements for the harvesting and sale of such trees. Management of WTT has limited experience in negotiating such arrangements, however, they are in the process of expanding the network, including establishing a network of retailers to purchase the ES Trees. To date WTT has generated a limited amount of capital from the sale of ES Trees and/or any other biological asset. Additionally, WTT is dependent upon the Company and the management fees, among others, to fund its operations. During 2020 and 2019, a significant amount of capital was paid to WTT for current and future services. These amounts were expensed during the years ended December 31, 2020 and 2019, as the monies were expended by WTT. See Note 4 for additional information.

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WORLD TREE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 2 – GOING CONCERN

These financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The business of the Company involves a high degree of risk due to the long-term nature of generating revenue from the harvesting of trees. The Company has significant commercial and economic interdependence with WTT as discussed in Notes 1, 4 and 6. At present, WTT has limited cash flow generating activities and their operations are currently dependent on the Company’s ability to raise capital. These factors raise substantial doubt regarding the Company to continue as a going concern.

Management’s Plans

During the year ended December 31, 2020, the Company raised $4,169,347 in net proceeds from the sale of Series A Units through a private offering, Regulation D and Regulation A offerings. Subsequent to year end, the Company has raised an additional $1,768,090 in net proceeds through additional sales of Series A Units through a Regulation D offering. Management believes that the current capital on hand and the capital raised through the current Regulation D offering is sufficient to fund operations through a period of less than one year from the issuance date of these financial statements. The Company will continue to focus on completing the full raise planned in the Regulation D offering. In addition, the Company plans on initiating a crowdfunding offering under Regulation CF in August 2021 to fund operations. There is no assurance that the Company will be able to raise the funds necessary to finance the Company’s activities as disclosed in Note 1.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and consequently have not experienced any losses in our accounts. We believe we are not exposed to any significant credit risk on cash.

Cash Equivalents

Cash and cash equivalents consist of cash equivalents with initial maturities of three months or less.

F-7

WORLD TREE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Fair Value of Financial Instruments

The Company follows FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to measure and disclosure the fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of fair value hierarchy defined by ASC 820 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts reported in the Company’s financial statements for cash, accounts payable and accrued expenses approximate their fair value because of the immediate or short-term mature of these financial instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-marketing dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Biological Assets

Biological assets consist of trees managed for future timber sales. Biological assets are carried at cost. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition. Costs relating to ongoing management of the trees are expensed as farmer support costs as they are incurred.

The trees are recognized as biological assets when they are received by the Company’s farmers. As of December 31, 2020, and 2019, 327,914 and 50,341 trees representing a cost of $984,179 and $144,180, respectively.

For every 2,000 Units issued related to the 2016, 2018 and 2019/2020 offerings, the Company will purchase up to 140 trees, which yield a harvest of approximately 110 tree per acre harvested; 30 additional trees per acre are available for replacement within the first two years.

F-8

WORLD TREE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

As of December 31, 2020, current and future tree plantings are summarized below:

	2016 Offering	2018 Offering	2019/2020 Offering
Units issued for which trees will be planted	200,000	1,187,152	4,398,472
Total Trees to be Purchased	14,000	83,101	307,893
Total Trees to be Planted based on 110 trees per 2,000 units	11,000	65,293	241,916
Total Trees for future replacement (30 tree per 2,000 units)	3,000	17,807	65,977
Total Trees Planted	9,069	65,618	242,965
Total Trees still to be Planted	1,931	-	-

Provisions and Contingent Liability Provisions

Provisions and contingent liability provisions are recognized when there is a present legal or constructive obligation arising as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and where a reliable estimate can be made of the amount of the obligation. Timing or exact amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available, including the risks and uncertainties associated with the present obligation. Provisions are discounted to their present values, where the time value of money is material.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the possibility of outflow of resources is remote.

Deferred Offering Costs

Costs associated with the offering of Units are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes

The Company is taxed as a Partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Series A Unitholders are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

Net Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of membership units outstanding during the period, excluding Units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average Units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per unit if their inclusion would be anti-dilutive. As of December 31, 2020 and 2019, there were no potentially dilutive securities.

F-9

WORLD TREE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

NOTE 4 – RELATED PARTY TRANSACTIONS

Series B Units

As at December 31, 2020 and 2019, WTT, the Manager of WTUSA, holds 10,000 Series B Units of WTUSA.

Management Fees – 2018 Series A Unit Offering

In connection with the 2018 Series A Unit offering and the current management agreement, fees expected to be paid to WTT consist of the following: 1) $2.25 per tree (biological asset); 2) $0.20 per tree for purchasing; 3) $0.40 per tree for shipping and handling to the farmer; 4) $2.00 per tree farmer support fee for which is paid to WTT to cover costs in connection with semi-annual communications with the farmers; 5) $0.50 per tree as a farmer bonus paid to WTT which is turn is remitted to the farmer; 6) $0.40 per tree for general and administrative expenses; 7) $1.00 per tree for marketing; 8) $2.75 per tree for management fees; 9) $0.40 per tree for investor relations; and 10) $0.40 per tree for brokering lumber. Farmer support, marketing, and management fees increase at the point at which there are at least 1,000 acres of trees under management. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Management Fees – 2019/2020 Series A Unit Offering

In connection with the 2019 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $2.50 per tree (biological asset), 2) $0.20 tree order staffing and administration; 3) $0.40 shipping and handling; 4) $3.14 farmer support; 5) $0.50 farmer bonus; 6) $0.40 office overhead; 7) $1.43 marketing; 8) $3.57 management fees; 9) $0.40 investor relations; 10) $0.46 brokering lumber; and 11) $1.39 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

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WORLD TREE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Below is a summary of all payments made to WTT for the years ended December 31, 2020 and 2019, respectively:

Fee Description	Deposit on Biological Assets Balance 12/31/18	Payments	Allocated to Biological Assets	Deposit on Biological Assets Balance 12/31/19	Payments	Allocated to Biological Assets	Deposit on Biological Assets Balance 12/31/20
Deposit on Future Tree Stock	$11,350	$349,022	$89,559	$270,813	$505,041	$686,324	$89,530
Tree Order Staffing & Administration	1,236	29,446	7,961	22,721	40,449	55,630	7,540
Shipping & Handling	1,556	56,515	15,922	42,149	80,899	107,970	15,078
Writeoff	-	-	(9,004)	-	-	(9,923)	-
Total	$14,142	$434,983	$104,438	$335,683	$626,389	$840,001	$112,148

Fee Description	Prepaid Expenses Balance 12/31/18	Payments	Expensed	Prepaid Expenses Balance 12/31/19	Payments	Expensed	Prepaid Expenses Balance 12/31/20
Accounting, Annual Reports	$-	$98,725	$98,725	$-	$277,916	$277,916	$-
Farmer Support	-	375,427	375,427	-	632,424	632,424	-
Management Fees	-	473,815	473,815	-	720,129	720,129	-
Investor Relations	-	60,447	60,447	-	80,898	80,898	-
Office Overhead	-	60,447	60,447	-	80,899	80,899	-
Brokering Lumber	-	64,709	-	64,709	92,895	-	157,604
Farmer Bonus	-	75,559	-	75,559	101,124	176,683	-
Marketing	-	-	-	-	387,479	387,479	-
Total	$-	$1,209,129	$1,068,861	$140,268	$2,373,764	$2,356,428	$157,604

Related Party Accounts Payable

As of December 31, 2020, amounts due to WTT for management fees totaled $39,762.

Short-term Advances

From time to time, WTT and/or the Company covers operating costs for either entity. These costs are periodically repaid by either entity. The amounts are due on demand and do not incur interest. As of December 31, 2020, total amounts due to the Company from WTT were $15,574.

See Notes 1, 3, 5 and 6 for additional related party transactions.

NOTE 5 – MEMBERSHIP UNITS

Series A Units

Rights and Preferences

Series A Members are holders of Series A Units and do not have voting rights. Series A Memberships (and corresponding Series A Units) are issued in sub-series. Each sub-series of Series A Units has rights to a percentage of distributable cash produced by one particular project. Each project shall be funded by only one subseries of Series A Units, and no two sub-series of Series A Units shall have rights relating to the same project. See below for allocation of profits and losses.

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WORLD TREE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

2020 Transactions

During the year ended December 31, 2020, the Company issued 3,112,085 Series A Units for gross proceeds of $4,406,000. The Company incurred $236,653 in offering costs in connection with the sale of the Series A units for which offset the proceeds.

As of December 31, 2020, the Company recorded subscriptions receivable for 481,478 Units totaling $684,065. These were executed as of December 31, 2020 but funds were not received until January 2021. The Units relating to this receivable are included in members’ equity as of December 31, 2020.

2019 Transactions

During the year ended December 31, 2019, the Company issued 2,177,825 Series A Units for gross proceeds of $2,457,575. The Company incurred $72,799 in offering costs in connection with the sale of the Series A Units for which offset the proceeds.

During the year ended December 31, 2019, the Company issued 19,873 Series A Units to an individual for services rendered related to the 2018 Offering. The Series A Units were valued at $1.00 per unit based upon the rate to which other Series A Units were being sold to third parties. Total compensation expense of $19,873 offset the proceeds of the Series A Units issued during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company issued 8,450 Series A Units to an individual for professional services rendered. The Series A Units were valued at $1.25 per unit based upon the rate to which other Series A Units were being sold to third parties. Total compensation expense of $10,563 was recorded within professional fee expense on the statement of operations during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company issued 17,000 Series A Units to an individual for marketing services rendered. The Series A Units were valued at $1.00 per unit based upon the rate to which other Series A Units were being sold to third parties. Total compensation expense of $17,000 was recorded within sales and marketing on the statement of operations during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company issued 2,000 Series A Units to an individual in satisfaction of a liability incurred at WTT. The units were valued at $1.00 per unit based upon the rate to which other Series A Units were being sold to third parties. The total value of $3,000 was recorded as an increase to the related party receivable within the balance sheet during the year ended December 31, 2019.

Other Provisions

Unless authorized to do so by the Manager, no Member, Unit Holder or group of Members or Unit Holders shall have any power or authority to bind the Company in any way, to pledge the Company’s credit, to render the Company liable for any purpose, or to otherwise engage in the management of the Company.

Units have been recognized on the financial statements as equity when subscriptions have been accepted by the Company.

F-12

WORLD TREE USA LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Profits and Losses

WTT enters into contracts with farmers whereby the net profits from the harvesting and sale of the biological assets are split 50/50 between the Company and the farmer. The Company’s 50% profit, it any, is then split between the Series A and Series B Unit holders on a 50/50 basis. Class A and Class B Units participate in the losses based upon their pro-rata amounts invested to the total invested until the investment is extinguished. After extinguishment the losses are then split between the Series A and Series B Unit holders on a 50/50 basis.

Also see Note 6 below.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to year end, the Company has raised an additional $1,768,090 in net proceeds through additional sales of Series A Units through a Regulation D offering.

In addition, the Company has paid management fees to WTT totaling $2,059,840.

Deposits on Future Tree Stock	$343,590
Management Fees	466,891
Farmer Support	505,322
Accounting Annual Reports	101,704
Tree Order Staffing & Administration	28,324
Office Overhead	27,372
Shipping & Handling	14,825
Investor Relations	35,736
Brokering Lumber	238,706
Farmer Bonus	81,264
Legal	33,458
Carbon Credit Verification	75,280
Marketing	107,369
Total Paid to WTT subsequent to December 31, 2020	$2,059,840

Subsequent to December 31, 2020, the Company advanced $465,815 to WTT.  The advance does not incur interest and is due on demand.

As stated in the 2019 Offering Circular on Form 1-A in the section entitled Estimated Use of Proceeds, “The Company may pay an aggregate of up to 10.0% of subscription proceeds to licensed and registered broker dealers.”  Currently, the Company entered into an agreement with a broker dealer that includes commissions ranging from 1.0% up to a maximum 7.0% in cash fees.

In accordance with ASC 855-10 the Company has analyzed its operations from December 31, 2020 to July 26, 2021 – the date these financial statements were issued – and has determined that it does not have any other material subsequent events to disclose in these financial statements.

F-13

ITEM 8. EXHIBITS

INDEX TO EXHIBITS

Exhibit 2	Articles of Organization – World Tree USA, LLC (Nevada) (1)
Exhibit 3	Amended Operating Agreement – World Tree USA, LLC (1)
Exhibit 4	Subscription Agreement (1)
Exhibit 8	Escrow Services Agreement with Boston Private Bank (2)

(1)	Incorporated by reference to the Registrant’s Amended Offering Statement on Form 1-A/A (File No. 024-11051), filed with the Securities and Exchange Commission on September 12, 2019.

(2)	Incorporated by reference to the Registrant’s Post-Qualification Offering Statement on Form 1-A POS (File No. 024-11051), filed with the Securities and Exchange Commission on March 12, 2020.

* Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned., thereunto duly authorized.

World Tree USA, LLC

Date: July 28, 2021	By:	/s/ Douglas Willmore
	Name:	Douglas Willmore
	Title:	CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Douglas Willmore	CEO	July 28, 2021

/s/ Catherine Key	President & COO	July 28, 2021

/s/ Wendy Burton	Founder and Chair	July 28, 2021

/s/ Deborah Cullen	CFO	July 28, 2021

/s/ Todd Fein	Director	July 28, 2021

/s/ Allan English	Director	July 28, 2021

/s/ Filippo Bozotti	Director	July 28, 2021

/s/ Chris Wedding	Director	July 28, 2021

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